## SCHEDULE 14A INFORMATION

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## ADOBE SYSTEMS INCORPORATED

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# Adobe Systems Incorporated
### 345 Park Avenue
### San Jose, California 95110-2704

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
### To Be Held April 9, 2003

Dear Stockholders:

You are cordially invited to attend our 2003 Annual Meeting of the Stockholders to be held on April 9, 2003 at 3:30 p.m. at Adobe's headquarters located at 321 Park Avenue, San Jose, California 95110 in the East Tower. We are holding the meeting to:

1. Elect four (4) Class II members of the Board of Directors to serve for a two-year term;

2. Approve a proposed exchange of stock options issued under Adobe's 1994 Stock Option Plan and 1999 Equity Incentive Plan generally having an exercise price greater than $40.00 for new options to be granted at least six months and one day from the cancellation of the exchanged options;

3. Approve the 2003 Equity Incentive Plan. The 2003 Equity Incentive Plan is intended to immediately replace the 1994 Stock Option Plan and the 1999 Equity Incentive Plan without an increase to our aggregate share reserves;

4. Consider and vote on a stockholder proposal as described in the attached proxy statement;

5. Ratify the appointment of KPMG LLP as our independent auditors for our fiscal year ending on November 28, 2003; and

6. Transact any other business that may properly come before the meeting.

If you owned Adobe common stock at the close of business on Tuesday, February 18, 2003, you may attend and vote at the meeting. If you cannot attend the meeting, you may vote by telephone or by using the Internet as instructed on the enclosed proxy card or by mailing the proxy card in the enclosed postage-paid envelope. Any stockholder attending the meeting may vote in person, even if you have already returned a proxy card. A list of stockholders eligible to vote at the meeting will be available for review during our regular business hours at our headquarters in San Jose for the ten days prior to the meeting for any purpose related to the meeting.

We look forward to seeing you at the meeting.

Sincerely,

*Karen O. Cottle*

Karen O. Cottle
*Senior Vice President, General Counsel & Secretary*

March 17, 2003                                                                                          San Jose, California

As promptly as possible, please vote by telephone or by using the Internet as instructed on the enclosed proxy card or complete, sign and date the proxy card and return it in the enclosed envelope.

# ADOBE SYSTEMS INCORPORATED

**Proxy Statement**
**for**
# Annual Meeting of Stockholders
**To Be Held April 9, 2003**

## TABLE OF CONTENTS

---

**ADOBE SYSTEMS INCORPORATED**

---

**PROXY STATEMENT**

---

## INFORMATION CONCERNING SOLICITATION AND VOTING

Our Board of Directors is soliciting proxies for the 2003 Annual Meeting of Stockholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

Voting materials, which include the proxy statement, proxy card and 2002 Annual Report to Stockholders, will be mailed to stockholders on or about March 17, 2003. Our principal executive offices are located at 345 Park Avenue, San Jose, California 95110. Our telephone number is (408) 536-6000.

Adobe will pay the costs of soliciting proxies from stockholders. In addition to soliciting stockholders by mail through our employees, we will request banks, brokers and other custodians, nominees and fiduciaries to solicit customers for whom they hold our stock and will reimburse them for their reasonable, out-of-pocket costs. We have also hired Innisfree M&A, Incorporated to help us solicit proxies from brokers, bank nominees and other institutional owners. We expect to pay Innisfree a fee of $7,500 for its services and will reimburse Innisfree for reasonable out-of-pocket expenses, estimated at about $16,350. Directors, officers and regular employees may solicit proxies, either personally or by telephone, on our behalf, without additional compensation.

### QUESTIONS AND ANSWERS

**Q**: **Who may vote at the meeting?**

**A**: The Board set February 18, 2003, as the record date for the meeting. If you owned our common stock at the close of business on February 18, 2003 you may attend and vote at the meeting. Each stockholder is entitled to one vote for each share of common stock held on all matters to be voted on, other than the election of directors. On February 18, 2003, 231,190,975 shares of our common stock were outstanding.

**Q**: **What is the quorum requirement for the meeting?**

**A**: A majority of Adobe's outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. If you abstain from voting on any or all proposals, your shares are still counted as present and entitled to vote.

Shares are counted as present at the meeting if you:

- are present and entitled to vote in person at the meeting; or
- have properly submitted a proxy card or voted by telephone or by using the Internet.

Each proposal identifies the votes needed to approve the proposed action.

**Q**:      **What proposals will be voted on at the meeting?**

**A**:      There are four Board proposals and one stockholder proposal scheduled to be voted on at the meeting:

- Election of the four (4) Class II members of the Board of Directors
- Proposed exchange of stock options
- Proposed 2003 Equity Incentive Plan
- Stockholder proposal as described in this proxy statement
- Ratification of KPMG LLP as Adobe's independent auditors

**Q**:      **How may I vote my shares in person at the meeting?**

**A**:      Shares held directly in your name as the registered stockholder of record may be voted in person at the meeting. If you choose to attend the meeting, please bring the enclosed proxy card or proof of identification for entrance to the meeting. If you hold your shares in street name, you must request a legal proxy from your stockbroker in order to vote at the meeting.

**Q**:      **How can I vote my shares without attending the meeting?**

**A**:      Whether you hold shares directly as a registered stockholder of record or beneficially in street name, you may vote without attending the meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your stockbroker or nominee. In most cases, you will be able to do this by telephone, by using the Internet or by mail. Please refer to the summary instructions included with your proxy materials and on your proxy card. For shares held in street name, the voting instruction card will be included by your stockbroker or nominee.

        **BY TELEPHONE OR THE INTERNET** - If you have telephone or Internet access, you may submit your proxy from anywhere in the world by following the instructions with your proxy materials and on your proxy card.

        **BY MAIL** - You may submit your proxy by mail by signing your proxy card or, for shares held in street name, by following the voting instruction card included by your stockbroker or nominee and mailing it in the enclosed, postage-paid envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

**Q**:      **How can I change my vote after I return my proxy card?**

**A**:      You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may do this by signing and submitting a new proxy card with a later date, voting by telephone or by using the Internet (your latest telephone or Internet proxy is counted) or by attending the meeting and voting in person. Attending the meeting will not revoke your proxy unless you specifically request it.

**Q**:      **Where can I find the voting results of the meeting?**

**A**:      The preliminary voting results will be announced at the meeting. The final results will be published in our quarterly report on Form 10-Q for the second quarter of fiscal 2003.

## PROPOSAL 1
## ELECTION OF DIRECTORS

**General**

We currently have eight (8) members on our Board of Directors, which is divided into two classes (Class I and Class II) with alternating two-year terms. Proxy holders will vote for the four (4) Class II nominees listed below to serve a two-year term ending in 2005. The accompanying proxy will be voted for the nominees to serve as directors unless you indicate to the contrary on the proxy card. The four Class II nominees receiving the most votes will be elected. Abstentions have no effect on the vote. The members of the Board who are Class I Directors will be up for election in 2004.

If any nominee is unable or declines to serve as a director, the current Board may designate another nominee to fill the vacancy and the proxy will be voted for that nominee. The term of each person elected as a Class II Director will continue until the 2005 Annual Meeting of Stockholders or until his or her successor has been elected and qualified.

The following tables set forth the name and age of each nominee and each director of the Company whose term of office continues after the meeting, the principal occupation of each during the past five years, and the year each began serving as a director of the Company:

**Nominees for Election as Class II Directors for a Term Expiring in 2005:**

| Name | Principal Occupation During Last Five Years | Age | Director Since |
|---|---|---|---|
| Carol Mills Baldwin | Ms. Baldwin is an independent consultant. Ms. Baldwin was formerly the President and Chief Executive Officer of Acta Technology, Inc., a private data integration company that was acquired by Business Objects in late 2002. Prior to joining Acta in July 1998, Ms. Baldwin was the General Manager in the Enterprise Systems Division of Hewlett-Packard since 1992. From 1981 to 1992, Ms. Baldwin held several other general management and marketing management positions at Hewlett-Packard. She holds a MBA degree from Harvard University and a BA degree from Smith College. | 49 | 1998 |
| Colleen M. Pouliot | Ms. Pouliot joined the Company in July 1988 as Associate General Counsel and became the Corporate Secretary in April 1989. In December 1990, she was promoted to General Counsel. In December 1992, she was promoted to Vice President and in December 1997, to Senior Vice President. Ms. Pouliot was an associate at the law firm of Ware & Freidenrich from November 1983 until she joined the Company in July 1988. Effective December 2001, she retired from her position as General Counsel, and until April 2002, served as Senior Vice President, Special Projects for the Chief Executive Officer. Since April 2002, Ms. Pouliot has been engaged in the private practice of law. Ms. Pouliot holds a JD from University of California, Davis School of Law and a BS in Economics from Santa Clara University. | 44 | 2001 |

**Nominees for Election as Class II Directors for a Term Expiring in 2005 (continued):**

| Name | Principal Occupation During Last Five Years | Age | Director Since |
|------|---------------------------------------------|-----|----------------|
| Robert Sedgewick | Since 1985, Dr. Sedgewick has been a Professor of Computer Science at Princeton University, where he was the founding Chairman of the Department of Computer Science. He is the author of numerous research papers and a widely used series of textbooks on algorithms. Dr. Sedgewick holds a PhD in computer science from Stanford University. | 57 | 1990 |
| John E. Warnock | Dr. Warnock was a founder of the Company and has been its Chairman of the Board since April 1989. Since September 1997, he has shared the position of Chairman of the Board with Charles M. Geschke. Dr. Warnock served as Chief Executive Officer of the Company from 1982 through December 2000. From December 2000 until his retirement in March 2001, Dr. Warnock served as Chief Technical Officer. Dr. Warnock is a director of Knight Ridder, Inc., a media company, and Salon Media Group, Inc., a media company. Dr. Warnock holds a PhD in electrical engineering from the University of Utah. | 63 | 1982 |

**Incumbent Class I Directors with a Term Expiring in 2004:**

| Name | Principal Occupation During the Past Five Years | Age | Year |
|------|-------------------------------------------------|-----|------|
| Bruce R. Chizen | In April 2000, Mr. Chizen was named President and in December 2000, he was also named Chief Executive Officer of the Company. Mr. Chizen joined the Company upon the closing of the acquisition of Aldus Corporation, a software company, in August 1994 as Vice President and General Manager, Consumer Products Division. From December 1997 to August 1998, Mr. Chizen served as Senior Vice President and General Manager, Graphic Products Division, and from August 1998 to April 2000, he served as Executive Vice President, Products and Marketing. Prior to joining the Company, Mr. Chizen was Vice President and General Manager, Consumer Division of Aldus from February 1994 to August 1994, and from November 1992 to February 1994, he was Vice President and General Manager, Claris Clear Choice for Claris Corp., a wholly owned subsidiary of Apple Computer, Inc. Mr. Chizen also serves as a director of Synopsys, Inc., an electronic design and automation company. He holds a BS from Brooklyn College, City University of New York. | 47 | 2000 |

**Incumbent Class I Directors with a Term Expiring in 2004 (continued):**

| Name | Principal Occupation During the Past Five Years | Age | Year |
|------|------------------------------------------------|-----|------|
| James E. Daley | Mr. Daley has served as Executive Vice President of Client Solutions, Global Sales and Marketing of Electronic Data Systems Corporation ("EDS"), an information technology service company, since January 2003. From March 1999 to January 2003, he was Executive Vice President and Chief Financial Officer of EDS. Before joining EDS, he had been with Price Waterhouse, L.L.P., an accounting firm, from 1963 until his retirement from the firm in 1998. During the period from 1988 to 1998, Mr. Daley served as the firm's Co-Chairman – Operations and Vice-chairman – International. He was also a member of Price Waterhouse's Policy Board and Management Committee and a member of the World Firm's Policy Board and Management Committee. Mr. Daley is also a director of The Guardian Life Insurance Company in New York City. He holds a BBA from Ohio University. | 61 | 2001 |
| Charles M. Geschke | Dr. Geschke was a founder of the Company and has been its Chairman of the Board since September 1997, sharing that office with John E. Warnock. He was Chief Operating Officer of the Company from December 1986 until July 1994. He served as President of the Company from April 1989 until his retirement in April 2000. He is a director of Rambus Incorporated. Dr. Geschke holds a PhD in computer science from Carnegie Mellon University. | 64 | 1983 |
| Delbert W. Yocam | Mr. Yocam has been an independent consultant since April 1999. Mr. Yocam was Chairman of the Board and Chief Executive Officer of Borland Software Corporation, formerly Inprise Corporation, a software company, from December 1996 through April 1999. Prior to joining Borland, Mr. Yocam was an independent consultant from November 1994 through November 1996. From September 1992 until November 1994, he served as President and Chief Operating Officer and as a director of Tektronix, Inc., a provider of test, measurement and monitoring solutions for mobile network operators and equipment manufacturers. Mr. Yocam is also a director of several privately-held technology companies. He holds a MBA degree from California State University, Long Beach, and a BA degree in Business Administration from California State University, Fullerton. | 59 | 1991 |

**Board and Committees Meetings**

The Board held 11 meetings and its Committees collectively held a total of 25 meetings in fiscal 2002. Of the meetings held during the fiscal year, each director attended at least 75% of the meetings of the Board and Committees on which such director serves. The Board has an Audit Committee, Executive Compensation Committee, Investment Committee, Nominating and Governance Committee and Technology Committee. In fiscal 2002, we also had an Employee Grant Committee, which the Board terminated in January 2003 when a Management Committee made up of executive officers of Adobe was authorized by the Board to grant stock options to our non-officer employees under the 1999 Equity Incentive Plan.

The following table sets forth the 2002 Committees of the Board, the members of each Committee during fiscal 2002 and the number of meetings held by the Board and the Committees:

**Membership Roster**

| Name | Board | Audit | Executive Compensation | Investment | Nominating and Governance | Technology | Employee Grant |
|---|---|---|---|---|---|---|---|
| Ms. Baldwin .......... | X | | X | X | X | | |
| Mr. Chizen............. | X | | | | | | X |
| Mr. Daley[1] ............ | X | X | | | X | | |
| Dr. Geschke........... | X | | | X | | X | |
| Ms. Pouliot ............ | X | | | X | | | |
| Dr. Sedgewick ....... | X | X | X | X | X | X | |
| Dr. Warnock[2] ........ | X | | | X | | X | |
| Mr. Yocam ............ | X | X | X | X | X | | |
| Number of meetings held in fiscal 2002 ............. | 11 | 8 | 8 | 5 | 1 | 3 | 0[3] |

---

[1]   Mr. Daley became a director and joined the Audit Committee on December 18, 2001.

[2]   Dr. Warnock joined the Investment Committee on September 24, 2002.

[3]   The Employee Grant Committee held no meetings during fiscal 2002. All actions taken by the Employee Grant Committee were taken by Unanimous Written Consent. The Board terminated the Employee Grant Committee in January 2003.

The Audit Committee's role includes the oversight of the quality of our financial statements and our compliance with legal and regulatory requirements, the appointment, compensation and oversight of our independent auditors, including conducting a review of their independence, reviewing and approving the planned scope of our annual audit, overseeing the independent auditors' audit work, reviewing and pre-approving any non-audit services that may be performed by them, reviewing with management and our independent auditors the adequacy of our internal financial controls, and reviewing our critical accounting policies and the application of accounting principles. See "Report of the Audit Committee" contained in this proxy statement. In February 2003, the Audit Committee revised the Audit Committee Charter. A copy of the revised Audit Committee Charter is attached to this proxy statement as **Appendix A**. The members of the Audit Committee are all independent directors as defined under both the current and proposed rules of Nasdaq.

The Executive Compensation Committee sets and administers the policies governing the annual compensation of executive officers, including cash compensation and equity incentive programs, and reviews and establishes annually the compensation of the Chief Executive Officer. See "Report on the Executive Compensation Committee" contained in this proxy statement. The Executive Compensation Committee also reviews and approves equity-based compensation grants to our non-officer employees and consultants, other than stock option grants to our non-officer employees approved by the Management Committee, which is made up of executive officers of Adobe. The members of the Executive Compensation Committee are all independent directors as defined under both the current and proposed rules of Nasdaq

The Investment Committee evaluates the advisability of Adobe's investing in outside-managed venture capital funds and direct investments by Adobe, focusing on startup companies in businesses strategically related to our markets and technology. The Investment Committee monitors the performance of our direct (non-partnership) investments and performs any tasks required in our role as a limited partner in our Adobe Ventures venture capital limited partnerships, which invest in early stage companies with innovative technologies.

The Nominating and Governance Committee evaluates, reviews and makes recommendations to the Board on candidates for membership of the Board, composition of the Board, functioning of the Board as an entity, and our corporate governance principles, as well as assisting the Board with its reviews of the performance of the Board and each of its Committees, as requested. The members of the Nominating and Governance Committee are all independent directors as defined under both the current and proposed rules of Nasdaq. Our Amended and Restated Bylaws permit stockholders to nominate directors at an annual meeting of stockholders. In order for our stockholders to make a director nomination at next year's annual meeting, it must be received by us not later than November 18, 2003. In addition, the notice must meet all other requirements contained in our Amended and Restated Bylaws and include any other information required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. Our Amended and Restated Bylaws specify additional requirements if stockholders wish to nominate directors at special meetings of stockholders.

The Technology Committee establishes and reviews our technology plan, including development of goals and targets for expansion and improvement of current product and related technologies, as well as conducting research and making recommendations based on new technologies available to the Company. The members of the Technology Committee are all non-employee directors.

The Employee Grant Committee reviewed and approved grants of stock options and restricted stock to non-officer employees under our 1994 Stock Option Plan (the "1994 Plan"), 1999 Equity Incentive Plan (The "1999 Plan" and collectively with the 1994 Plan, the "Option Plans") and Amended 1994 Performance and Restricted Stock Plan. The Board terminated the Employee Grant Committee in January 2003 and authorized a Management Committee, made up of executive officers of Adobe, to grant stock options to non-officer employees from our 1999 Plan. All other forms of equity compensation for our non-officer employees and consultants are approved by our Executive Compensation Committee.

## PROPOSAL 2
## APPROVAL OF OPTION EXCHANGE PROGRAM

On February 10, 2003, our Board of Directors authorized, subject to stockholder approval, a program that will permit our eligible employees to exchange options issued under our 1994 Plan and 1999 Plan with an exercise price greater than $40.00 per share (the "Eligible Options"), for a lesser number of options (the "New Options") to be granted at least six months and one day after the cancellation of the Eligible Options (the "Option Exchange Program"). The Option Exchange Program is open to all of our eligible employees and the employees of our participating subsidiaries. Members of our Board and our executive officers will not be eligible to participate. The New Options will have an exercise price per share equal to the closing price of our common stock as reported on the Nasdaq National Market on the date the New Options are granted. The ratio of exchanged options to New Options will vary from 1 to 1 to 2 to 1.

**Vote Required and Board Recommendation**

Approval of the Option Exchange Program requires the affirmative vote of holders of a majority of the votes cast in person or by proxy at the meeting. Neither abstentions nor broker non-votes will have any effect on the outcome of this proposal.

**THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL.**

**Background**

We believe that to enhance long-term stockholder value we need to implement and maintain competitive employee compensation, incentive and retention programs. Stock options are a critical component of our compensation arrangements for employees and are used to motivate and reward our employees' contributions toward the growth and success of our business. We believe that stock options encourage long-term employment with and commitment to Adobe and help our employees act as owners.

Like many other companies in the technology industry, our stock price experienced a steep increase in 1999 and 2000, followed by a decline in 2001 and 2002 during the overall stock market downturn. Unfortunately, sustained adverse economic conditions have had a prolonged negative effect on the entire technology sector, including markets in which we operate. Also, as a result of the volatility in our stock price over the past few years, many of our employees hold options with exercise prices significantly higher than the current market price of our common stock. These "out-of-the-money" options are no longer effective as incentives to motivate and retain these employees. We believe the Option Exchange Program will provide an opportunity to inspire our employees to achieve future growth and success for the Company.

The Option Exchange Program was designed to create a value neutral exchange, which we believe strikes a practical balance between your interests and those of our employees. This is most evident in the manner in which the Eligible Options will be exchanged. Employees participating in the Option Exchange Program will receive New Options for a lesser number of shares than the Eligible Options they surrender, which will reduce the number of shares subject to outstanding options.

Although your approval of the Option Exchange Program is not required by law or regulation or by the terms of the Option Plans, we believe that sound corporate governance dictates that the Option Exchange Program should be submitted to our stockholders; however, no determination has been made as to what action the Board would take if it is not approved.

**Description of the Option Exchange Program**

*Implementing the Option Exchange Program*.   Our Board authorized the Option Exchange Program in February 2003, subject to stockholder approval. If approved, eligible employees will be offered the opportunity to participate in the Option Exchange Program under a tender offer (an "Offer to Exchange") expected to be filed with the Securities and Exchange Commission (the "SEC") sometime in mid-May 2003. Employees will be given at least twenty (20) business days to make an election to cancel all or a portion of their Eligible Options in exchange for New Options. The New Options will not be granted until at least six months and one day after the cancellation of the Eligible Options. We expect to issue the New Options sometime in late December 2003.  Even if approved by our stockholders, our Board will retain the authority, in its discretion, to terminate or postpone the Option Exchange Program, at any time prior to the expiration of the Offer to Exchange.

*Outstanding Options Eligible for the Option Exchange Program*.   As of February 14, 2003, options for approximately 56,739,256 shares were outstanding under all of our equity compensation plans, of which options to purchase approximately 11,939,031 shares of common stock, having exercise prices ranging from $40.12 to $83.19, would be eligible for exchange under the Option Exchange Program. If all of these Eligible Options were exchanged and New Options were granted in accordance with the exchange ratios set forth below, the number of shares underlying outstanding options would be reduced by approximately 5,683,894 shares, or approximately 10% of all outstanding options.

*Eligibility*.   The Option Exchange Program will be open to all of our employees and the employees of our participating subsidiaries who hold Eligible Options, except that members of our Board and our executive officers will not be eligible to participate. We may exclude employees in certain non-U.S. jurisdictions from the Option Exchange Program if local law would make their participation infeasible or impractical.  To be eligible, an employee must be employed by us or one of our participating subsidiaries at the time the Offer to Exchange commences. Additionally, an eligible employee who surrenders his or her Eligible Options for exchange must also be an employee on the date the New Options are granted in order to receive the New Options. Approximately 2,800 employees hold Eligible Options.

*Exchange Ratios*. The following table shows the number of Eligible Options an employee must surrender in order to receive one New Option:

| Exercise Price Range | Maximum Number of Shares Underlying Eligible Options [1] [2] | Weighted Average Exercise Price | Weighted Average Remaining Life | Exchange Ratio [2] (Eligible Options to New Options) | Maximum Number of Shares Underlying New Options that may be Granted [1] [2] |
|---|---|---|---|---|---|
| $40.01-$49.99 | 1,713,729 | $41.59 | 6.85 | 1.5 to 1 | 1,142,486 |
| $50.00 and above | 10,225,302 | $63.00 | 5.36 | 2 to 1 | 5,112,651 |

_____

[1] As of February 14, 2003.

[2] As described below, any options granted during the six-month period before commencement of the Option Exchange Program to an employee holding Eligible Options who elects to participate with respect to some or all Eligible Options must be surrendered and will be exchanged for New Options on a 1 to 1 basis. The number of options that we expect to grant during this six-month period preceding the commencement of the Offer to Exchange will be minimal.

The exchange ratios were established based on our stock price at the beginning of February 2003 and were determined on the basis of valuations under the Black-Scholes option pricing model as well as a binomial option pricing model. We worked with independent third-party compensation experts to determine the appropriate exchange ratios and terms and conditions of the New Options.

New Option grants calculated in accordance with the exchange ratios set forth above will be rounded down to the nearest whole share on a grant-by-grant basis.

*Election to Participate*. Under the Option Exchange Program, employees may make an election to exchange Eligible Options in exchange for New Options to be granted in accordance with the exchange ratios set forth above. Our closing stock price as of February 14, 2003 was $27.43.

Participation in the Option Exchange Program will be voluntary. Options granted more than six months before commencement of the Offer to Exchange may be surrendered at the employee's discretion on a grant-by-grant basis. Once an employee elects to participate with respect to some or all Eligible Options, however, he or she must also exchange any options granted in the six months preceding the commencement of the Offer to Exchange so that we may avoid certain unfavorable accounting treatment. The options granted during this six-month "look-back" period will be exchanged for New Options on a 1 to 1 basis.

*Exercise Price of New Options*. All New Options will be granted with an exercise price equal to the closing price of our common stock as reported on the Nasdaq National Market on the date of grant of the New Options.

*Vesting of New Options*. The New Options will be completely unvested at the time of grant and will vest 25% on the first anniversary of the date of grant, and monthly thereafter such that 50% and 100% of the New Options will be vested on the second and third anniversary of the grant date, respectively.

*Term of the New Options*. Each New Option will have a term of six years from the date of grant. This approximates the weighted average remaining term of all Eligible Options rounded to the nearest whole year.

*Other Terms and Conditions of the New Options*. The other terms and conditions of the New Options will be set forth in an option agreement to be entered into as of the New Option grant date and will be comparable to the other terms and conditions of the Eligible Options. The New Options will be granted under the 2003 Equity Incentive Plan, if approved by you in Proposal 3, "Approval of Proposed 2003 Equity Incentive Plan;" otherwise, they will be granted under the Option Plans. The New Options will be nonstatutory stock options under U.S. tax laws, regardless of the tax status of the Eligible Options tendered for exchange. The shares of common stock for which the New Options will be exercisable will be registered with the SEC.

*Accounting Treatment*.  We have structured the Option Exchange Program in a manner which we believe will not trigger any compensation expense for financial reporting purposes under current U.S. generally accepted accounting principles. However, we are aware that accounting standards in this area may change prior to the commencement of the Option Exchange Program or the issuance of the New Options.  Accordingly, we may not realize the intended accounting treatment or we may have to modify the Option Exchange Program as necessary to ensure the same accounting treatment or terminate the Option Exchange Program if the desired accounting treatment cannot be obtained.

*U.S. Federal Income Tax Consequences*.  The exchange of Eligible Options should be treated as a non-taxable exchange and no income should be recognized for U.S. federal income tax purposes by Adobe or our employees upon the grant of the New Options. The tax consequences for participating non-U.S. employees may differ from the U.S. federal income tax consequences.

*Potential Modification to Terms to Comply with Governmental Requirements*.  The terms of the Option Exchange Program will be described in an Offer to Exchange that will be filed with the SEC. Although we do not anticipate that the SEC would require us to modify the terms materially, it is possible that we will need to alter the terms of the Option Exchange Program to comply with comments from the SEC. In addition, we intend to make the Option Exchange Program available to our employees who are located outside of the United States, where permitted by local law and where we determine it is feasible or practical to do so. It is possible that we may need to make modifications to the terms offered to employees in countries outside the U.S. to comply with local requirements, or for tax or accounting reasons.

**New Plan Benefits**

Because the decision whether to participate in the Option Exchange Program is completely voluntary, we are not able to predict who will participate or how many employees will elect to exchange Eligible Options. As discussed above, members of our Board and our executive officers are not eligible to participate in the Option Exchange Program. Of the Eligible Options held by employees as of February 14, 2003, as shown in the table above, the maximum number of shares of common stock underlying Eligible Options which could be exchanged is approximately 11,939,031, the maximum number of shares of common stock underlying the New Options which could be issued using the exchange ratios set forth above is approximately 6,255,137 and the number of shares underlying outstanding options would be reduced by approximately 5,683,894.

**Effect on Stockholders**

We are not able to predict the impact the Option Exchange Program will have on your interests as a stockholder as we are unable to predict how many employees will exchange their Eligible Options or what the future market price of our stock will be on the grant date of the New Options. The Option Exchange Program was designed to be value neutral to our stockholders and to avoid the dilution in ownership that normally results from supplemental grants of stock options.

# PROPOSAL 3
## APPROVAL OF PROPOSED 2003 EQUITY INCENTIVE PLAN

The Board approved the adoption of the 2003 Equity Incentive Plan (the "2003 Plan") on January 23, 2003, subject to your approval. The 2003 Plan is intended to replace the 1994 Plan and the 1999 Plan and no further awards will be granted under those Option Plans if the stockholders approve the 2003 Plan.

The Board believes that we must offer a competitive equity incentive program if we are to continue to successfully attract and retain the most qualified candidates for the Company. The Board expects that the 2003 Plan will be an important factor in attracting and retaining the high caliber employees and consultants essential to our success and in motivating these individuals to strive to enhance our growth and profitability.

The 2003 Plan is also designed to preserve our ability to deduct in full for federal income tax purposes the compensation recognized by our executive officers in connection with certain awards granted under the 2003 Plan. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally denies a corporate tax deduction for annual compensation exceeding $1 million paid to the chief executive officer or to any of the four other most highly compensated officers of a publicly held company. However, certain types of compensation, including performance-based compensation, are generally excluded from this deductibility limit. To enable compensation in connection with stock options, certain stock appreciation rights, certain restricted stock grants, performance shares and performance units awarded under the 2003 Plan to qualify as "performance-based" within the meaning of Section 162(m), the 2003 Plan limits the sizes of such awards as further described below. While we believe that compensation in connection with such awards under the 2003 Plan generally will be deductible by us for federal income tax purposes, under certain circumstances, such as a change in control of the Company, compensation paid in settlement of performance share and performance unit awards may not qualify as "performance-based." By approving the 2003 Plan, you will be approving, among other things, eligibility requirements for participation in the 2003 Plan, financial performance measures upon which specific performance goals applicable to certain awards would be based, limits on the numbers of shares or compensation that could be made subject to certain awards, and the other material terms of the awards described below.

Currently, we maintain the Option Plans, which would be replaced by the 2003 Plan if approved by our stockholders. Our stockholders previously approved the 1994 Plan, under which we are authorized to grant incentive and nonstatutory stock options to employees and consultants (including officers, but not non-employee directors). The 1994 Plan continues until the earlier of (i) its termination by the Board, (ii) the date on which all of the shares available for issuance have been issued and restrictions on issued shares have lapsed or (iii) December 17, 2003. As of February 14, 2003, options to purchase 18,306,146 shares of common stock were outstanding and 3,902,657 shares remained available for grant under the 1994 Plan. In addition, we currently maintain the 1999 Plan (formerly the 1999 Nonstatutory Stock Option Plan) under which the Board has authorized us to grant to employees and consultants nonstatutory stock options, stock appreciation rights, stock purchase rights, stock bonuses, performance shares and performance units. The 1999 Plan has not been approved by you and therefore excludes from eligibility our officers, directors and any other persons whose eligibility would require stockholder approval. The 1999 Plan continues until the earlier of (i) its termination by the Board or (ii) the date on which all of the shares available for issuance have been issued and restrictions on issued shares have lapsed. As of February 14, 2003, options to purchase 37,304,960 shares were outstanding and 1,475,577 shares remained available for grant under the 1999 Plan.

If our stockholders approve the adoption of the 2003 Plan, we will not grant any further awards under the Option Plans. The number of shares of our common stock authorized for issuance under the 2003 Plan will include the aggregate number of shares remaining available for grant under the Option Plans. In addition, any shares subject to options outstanding under the Option Plans that expire or terminate unexercised, including any shares canceled in the Option Exchange Program, will automatically become available for issuance under the 2003 Plan. As of February 14, 2003, there were 5,378,234 shares available for grant under the Option Plans which would be available for issuance under the 2003 Plan and 55,859,076 shares subject to options outstanding under the Option Plans, which could become available for issuance under the 2003 Plan to the extent that these options expire or terminate unexercised. In light of historical usage and expected future grants, we anticipate that the number of shares available for grant under the 2003 Plan will be adequate to meet our foreseeable requirements during the next year.

**Vote Required and Board Recommendation**

Approval of the 2003 Plan requires the affirmative vote of holders of a majority of the shares present or represented by proxy and entitled to vote at the meeting. Abstentions will have the same effect as a negative vote. Broker non-votes will have no effect on the outcome of this proposal.

**THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL.**

**Summary of 2003 Equity Incentive Plan Terms**

The following summary of the 2003 Plan is qualified in its entirety by the specific language of the 2003 Plan, a copy of which will be made available to you upon request.

*General.*  The purpose of the 2003 Plan is to provide an incentive program that will enable us to attract and retain employees and consultants upon whose judgment, interest and contributions our success is dependent and to provide them with an equity interest in our success in order to motivate superior performance.  We will provide these incentives through the grant of stock options, stock appreciation rights, stock purchase rights, stock bonuses, performance shares and performance units.

*Shares Subject to Plan.*  Subject to adjustment as described below, we may issue a maximum of 61,237,310 shares of common stock under the 2003 Plan (the "Share Reserve"). The Share Reserve consists only of the aggregate number of shares subject to outstanding awards or remaining available for grant under the Option Plans as of February 14, 2003. We are not asking you to approve an additional share increase.  The Share Reserve available for grant under the 2003 Plan determined at any time will be reduced by (i) the number of shares of stock issued after February 14, 2003 pursuant to the exercise of awards previously granted under the Option Plans and (ii) the number of shares of stock then subject to awards outstanding under the Option Plans. The Option Plans will be terminated and we will not make any further awards under them following approval of the 2003 Plan by our stockholders.

The terms of the 2003 Plan restrict the maximum number of shares of stock that may be issued pursuant to stock purchase rights, stock bonuses, performance shares and performance units to 1,000,000 shares. If any award granted under the 2003 Plan expires, lapses or otherwise terminates for any reason without having been exercised or settled in full, or if shares subject to forfeiture or repurchase are forfeited or repurchased by Adobe, any such shares subject to a terminated or reacquired award will again become available for issuance under the 2003 Plan.  Shares will not be treated as having been issued under the 2003 Plan and will therefore not reduce the number of shares available for grant to the extent an award is settled in cash or such shares are withheld in satisfaction of tax withholding obligations.  Appropriate adjustments will be made to the Share Reserve, to the other numerical limits on awards described in this proposal and to outstanding awards in the event of any change in our common stock through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or similar change in our capital structure, or if we make a distribution to you in a form other than common stock (excluding normal cash dividends) that has a material effect on the fair market value of our common stock.

*Administration.*  The 2003 Plan will be administered by the Board and two committees appointed by the Board to administer the plan, specifically the Executive Compensation Committee and the Management Committee. The Management Committee, made up of executive officers, is authorized by the Board to grant stock options to eligible participants who are not executive officers or consultants.  All other awards to these participants will be granted by the Executive Compensation Committee.  With respect to eligible participants who are executive officers or consultants, the 2003 Plan will be administered by the Executive Compensation Committee, which consists of at least two directors, each of whom is both a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 and an "outside director" for purposes of Section 162(m) of the Code. (For purposes of this summary, the term "Committee" will refer to either such duly appointed committee or the Board of Directors.)  Subject to the provisions of the 2003 Plan, the Committee determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions.  The Committee may, subject to certain limitations required by Section 162(m) and the express language in the 2003 Plan that prohibits repricing, amend, modify, extend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award.  The 2003 Plan provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the 2003 Plan. The Committee may establish rules and policies for administration of the 2003 Plan and adopt one or more forms of agreement to evidence awards made under the 2003 Plan. The Committee interprets the 2003 Plan and any agreement used under the 2003 Plan, and all determinations of the Committee will be final and binding on all persons having an interest in the 2003 Plan or any award issued under the 2003 Plan.

*Prohibition of Option Repricing.*  The 2003 Plan expressly provides that, without the approval of a majority of the votes cast in person or by proxy at a meeting of our stockholders, the Committee may not provide for either the cancellation of outstanding options in exchange for the grant of new options at a lower exercise price or the amendment of outstanding options to reduce the exercise price.

*Eligibility.* Under the 2003 Plan, we may grant awards to employees (including officers) and consultants of the Company or any present or future parent or subsidiary corporation or other affiliated entity of the Company. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, stock awards and performance awards to any eligible participant. As of January 24, 2003, we had a total of 3,341 employees, including 10 executive officers, that are eligible to participate in the 2003 Plan.

*Stock Options.* The Committee may grant nonstatutory stock options, incentive stock options within the meaning of Section 422 of the Code, or any combination of these. Subject to appropriate adjustment in the event of any change in our capital structure, we may not grant to any one employee in any fiscal year options which, together with Freestanding SARs (as defined below), cover in the aggregate more than 2,000,000 shares.

Each option granted under the 2003 Plan must be evidenced by a written agreement between us and the optionee specifying the number of shares subject to the option and the other terms and conditions of the option, consistent with the requirements of the 2003 Plan. The exercise price of each option may not be less than the fair market value of a share of our common stock on the date of grant. However, any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of our stock or of any parent or subsidiary corporation (a "Ten Percent Stockholder") must have an exercise price equal to at least 110% of the fair market value of a share of our common stock on the date of grant. On February 14, 2003, the closing price of our common stock on the Nasdaq National Market was $27.43 per share.

The 2003 Plan provides that the option exercise price may be paid in cash, by check, or in cash equivalent; by means of a broker-assisted cashless exercise; to the extent legally permitted, by tender of shares of common stock owned by the optionee having a fair market value not less than the exercise price; by such other lawful consideration as approved by the Committee, or by any combination of these. Nevertheless, the Committee may restrict the forms of payment permitted in connection with any option grant. No option may be exercised unless the optionee has made adequate provision for federal, state, local and foreign taxes, if any, relating to the exercise of the option, including, if permitted or required by us, through the optionee's surrender of a portion of the option shares to the Company.

Options become vested and exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Committee. The maximum term of any option granted under the 2003 Plan is eight years, provided that an incentive stock option granted to a Ten Percent Stockholder must have a term not exceeding five years. Subject to the term of the option, an option generally will remain exercisable for three months following the optionee's termination of service, except that if service terminates as a result of the optionee's death or disability, the option generally will remain exercisable for twelve months, or if service is terminated for cause, the option will terminate immediately. The Committee, in its discretion, may provide longer post-termination exercise periods, but in any event the option must be exercised no later than its expiration date.

Incentive stock options are nontransferable by the optionee other than by will or by the laws of descent and distribution, and are exercisable during the optionee's lifetime only by the optionee. Nonstatutory stock options granted under the 2003 Plan may be assigned or transferred to the extent permitted by the Committee and set forth in the option agreement.

*Stock Appreciation Rights.* The committee may grant stock appreciation rights either in tandem with a related option (a "Tandem SAR") or independently of any option (a "Freestanding SAR"). A Tandem SAR requires the option holder to elect between the exercise of the underlying option for shares of common stock or the surrender of the option and the exercise of the related stock appreciation right. A Tandem SAR is exercisable only at the time and only to the extent that the related stock option is exercisable, while a Freestanding SAR is exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Committee. The exercise price of each SAR may not be less than the fair market value of a share of our common stock on the date of grant. Subject to appropriate adjustment in the event of any change in our capital structure, we may not grant to any one employee in any fiscal year Freestanding SARs which, together with options, cover in the aggregate more than 2,000,000 shares.

Upon the exercise of any stock appreciation right, the participant is entitled to receive an amount equal to the excess of the fair market value of the underlying shares of common stock as to which the right is exercised over the aggregate exercise price for such shares.  At the Committee's discretion, we may make payment of this stock price appreciation in cash or in shares of common stock whose fair market value on the exercise date equals the payment amount.  We may make payment in a lump sum or we may defer payment in accordance with the terms of the participant's award agreement.  The maximum term of any stock appreciation right granted under the 2003 Plan is eight years.

*Stock Awards.*  Stock awards may be granted under the 2003 Plan in the form of either a stock bonus or a stock purchase right.  The purchase price for shares issuable under each stock purchase right will be established by the Committee in its discretion and may be paid in cash, by check, in cash equivalent or by such other lawful consideration as approved by the Committee.  No monetary payment is required for receipt of shares pursuant to a stock bonus, the consideration for which is services rendered by the participant, except that the participant must furnish consideration in the form of cash or past services rendered having a value not less than the par value of the shares acquired.  Stock awards may be granted by the Committee subject to such restrictions for such periods as determined by the Committee and set forth in a written agreement between the Company and the participant, and the shares acquired pursuant to the award may not be sold or otherwise transferred or pledged until the restrictions lapse or are terminated.  Restrictions may lapse in full or in installments on the basis of the participant's continued service or other factors, such as the attainment of performance goals (see discussion under "Performance Awards" below) established by the Committee.  Unless otherwise provided by the Committee, a participant will forfeit any shares acquired under a stock award as to which the restrictions have not lapsed prior to the participant's termination of service.  Participants holding restricted stock will have the right to vote the shares and to receive all dividends and other distributions, except that any dividends or other distributions in shares will be subject to the same restrictions on transferability as the original award.  Subject to appropriate adjustment in the event of any change in our capital structure, we may not grant to any one employee in any fiscal year stock awards for more than 100,000 shares subject to restrictions based on the attainment of performance goals.

*Performance Awards.*  The Committee may grant performance awards subject to such conditions and the attainment of such performance goals over such periods as the Committee determines in writing and sets forth in a written agreement between the Company and the participant.  These awards may be designated as performance shares or performance units.  Performance shares and performance units are unfunded bookkeeping entries generally having initial values, respectively, equal to the fair market value determined on the grant date of a share of common stock and $100 per unit.  Performance awards will specify a predetermined amount of performance shares or performance units that may be earned by the participant to the extent that one or more predetermined performance goals are attained within a predetermined performance period.  We may settle performance awards to the extent earned in cash, shares of our common stock (including shares of restricted stock) or any combination thereof.  Subject to appropriate adjustment in the event of any change in our capital structure, for each fiscal year within the applicable performance period, we may not grant performance shares to any one employee that could result in the employee receiving more than 100,000 shares of common stock or performance units to any one employee that could result in the employee receiving more than $2,500,000.  A participant may receive only one performance award with respect to any performance period.

Prior to the beginning of the applicable performance period or such later date as permitted under Section 162(m) of the Code, the Committee will establish one or more performance goals applicable to the award.  These goals will be based on the attainment of specified levels with respect to one or more measures of our business or financial performance and of each parent and subsidiary corporation consolidated with our results for financial reporting purposes, or such division or business unit of ours as may be selected by the Committee.  The Committee, in its discretion, may base performance goals on one or more of the following measures: growth in revenue, growth in market price of our common stock, operating margin, gross margin, operating income, pre-tax profit, earnings before interest, taxes and depreciation, net income, total return on shares of our common stock relative to the increase in an appropriate index selected by the Committee, earnings per share, return on stockholder equity, return on net assets, expenses, return on capital, economic value added, market share, or cash flow, as indicated by book earnings before interest, taxes, depreciation and amortization.  The target levels with respect to these performance measures may be expressed on an absolute basis or relative to a standard specified by the Committee.  The degree of attainment of performance measures will, according to criteria established by the Committee, be computed before the effect of changes in accounting standards, restructuring charges and similar extraordinary items occurring after the establishment of the performance goals applicable to a performance award.

Following completion of the applicable performance period, the Committee will certify in writing the extent to which the applicable performance goals have been attained and the resulting value to be paid to the participant. The Committee retains the discretion to eliminate or reduce, but not increase, the amount that would otherwise be payable on the basis of the performance goals attained to a participant who is a "covered employee" within the meaning of Section 162(m) of the Code. However, no such reduction may increase the amount paid to any other participant. The Committee may make positive or negative adjustments to performance award payments to participants other than covered employees to reflect the participant's individual job performance or other factors determined by the Committee. In its discretion, the Committee may provide for the payment to a participant awarded performance shares of dividend equivalents with respect to cash dividends paid on our common stock. The Committee may provide for performance award payments in lump sums or installments. If any payment is to be made on a deferred basis, the Committee may provide for the payment of dividend equivalents or interest during the deferral period. No performance award may be sold or transferred other than by will or the laws of descent and distribution prior to the end of the applicable performance period.

*Change in Control.* The Plan defines a "Change in Control" of the Company as any of the following events (or series of related events) in which the stockholders of the Company immediately prior to the event do not retain immediately after the event direct or indirect beneficial ownership of more than 50% of the total combined voting power of the outstanding voting securities of the Company or the entity to which the assets of the Company were transferred: (i) the direct or indirect sale or exchange by the stockholders of all or substantially all of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company. If a Change in Control occurs, the surviving, continuing, successor or purchasing entity or its parent may, without the consent of any participant, either assume all outstanding options and stock appreciation rights or substitute substantially equivalent options or rights for its stock. If the outstanding options and stock appreciation rights are not assumed or replaced, then all unexercised and unvested portions of such outstanding awards will become immediately exercisable and vested in full. Any stock options or stock appreciation rights which are not assumed in connection with a Change in Control or exercised prior to the Change in Control will terminate effective as of the time of the Change in Control. In addition, the Committee may provide in any stock award agreement for the acceleration of vesting of the award effective as of the date of the Change in Control and in any performance award agreement for payment of the award to such extent as determined by the Committee.

*Termination or Amendment.* The 2003 Plan will continue in effect until the first to occur of (i) its termination by the Committee or (ii) the date on which all shares available for issuance under the 2003 Plan have been issued and all restrictions on such shares under the terms of the 2003 Plan and the agreements evidencing awards granted under the 2003 Plan have lapsed. However, no incentive stock option may be granted under the 2003 Plan after January 22, 2013. The Committee may terminate or amend the 2003 Plan at any time, provided that without stockholder approval the plan cannot be amended to increase the Share Reserve, change the class of persons eligible to receive incentive stock options or effect any other change that would require stockholder approval under any applicable law. No termination or amendment may affect any outstanding award unless expressly provided by the Committee, and, in any event, may not adversely affect an outstanding award without the consent of the participant unless necessary to comply with any applicable law.

**Summary of Federal Income Tax Consequences of the 2003 Equity Incentive Plan**

The following summary is intended only as a general guide to the U.S. federal income tax consequences under current law of participation in the 2003 Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances. Furthermore, the tax consequences are complex and subject to change, and a taxpayer's particular situation may be such that some variation of the described rules is applicable.

*Incentive Stock Options.* A participant recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Participants who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option will normally recognize a capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If a participant satisfies such holding periods upon a sale of the shares, we will not be entitled to any deduction for federal income tax purposes. If a participant disposes of shares within two years after the date of grant or within one year after the date of exercise (a "disqualifying disposition"), the difference between the fair market value of the shares on the date of option exercise and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition.  Any gain in excess of that amount will be a capital gain.  If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss.  Any ordinary income recognized by the participant upon the disqualifying disposition of the shares generally should be deductible by us for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

The difference between the option exercise price and the fair market value of the shares on the exercise date of an incentive stock option is treated as an adjustment in computing the participant's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year.  Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to participant s subject to the alternative minimum tax.

*Nonstatutory Stock Options.*  Options not designated or qualifying as incentive stock options will be nonstatutory stock options having no special tax status.  A participant generally recognizes no taxable income as the result of the grant of such an option.  Upon exercise of a nonstatutory stock option, the participant normally recognizes ordinary income in the amount of the difference between the option exercise price and the fair market value of the shares purchased.  If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes.  Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss.  No tax deduction is available to us with respect to the grant of a nonstatutory stock option or the sale of the stock acquired pursuant to such grant.  We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Code.

*Stock Appreciation Rights.*  A Participant recognizes no taxable income upon the receipt of a stock appreciation right.  Upon the exercise of a stock appreciation right, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the exercise price.  If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes.  We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the stock appreciation right, except to the extent such deduction is limited by applicable provisions of the Code.

*Stock Awards.*  A participant acquiring restricted stock generally will recognize ordinary income equal to the difference between the fair market value of the shares on the "determination date" (as defined below) and their purchase price, if any.  If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes.  The "determination date" is the date on which the participant acquires the shares unless they are subject to a substantial risk of forfeiture and are not transferable, in which case the determination date is the earlier of (i) the date on which the shares become transferable or (ii) the date on which the shares are no longer subject to a substantial risk of forfeiture.  If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired.  Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss.  We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

*Performance Awards.*  A participant generally will recognize no income upon the grant of a performance share or performance units award.  Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any nonrestricted shares received.  If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described under "Stock Awards."  Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the "determination date", will be taxed as capital gain or loss.  We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

**New Plan Benefits**

No awards will be granted under the 2003 Plan prior to its approval by our stockholders. Awards under the 2003 Plan will be granted at the discretion of the Committee, and, accordingly, are not yet determinable. In addition, benefits under the 2003 Plan will depend on a number of factors, including the fair market value of our common stock on future dates, our actual performance against performance goals established with respect to performance awards and decisions made by the participants. Consequently it is not possible to determine the benefits that might be received by participants under the 2003 Plan.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about our common stock that may be issued under our existing equity compensation plans as of November 29, 2002, including our 1984 Stock Option Plan, as amended, 1994 Plan, Amended 1994 Performance and Restricted Stock Plan, 1996 Outside Directors Stock Option Plan, as amended, 1997 Employee Stock Purchase Plan, and 1999 Plan:

| | **Equity Compensation Plan Information** | | |
|---|---|---|---|
| Plan Category[1] | Number of securities to be issued upon exercise of outstanding options and rights (a) | Weighted average exercise price of outstanding options and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
| Equity compensation plans approved by security holders............................ | 19,768,520 | $ 28.47 | 22,952,840 [2] |
| Equity compensation plans not approved by security holders[3] .......... | 38,050,350 | 39.39 | 741,983 |
| Total | 57,818,870 | $ 35.66 | 23,694,823 |

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[1] The information presented in this table excludes options assumed by Adobe in connection with acquisitions of other companies. As of November 29, 2002, 28,180 shares of our common stock were issuable upon the exercise of these assumed options, at a weighted average exercise price of $5.22 per share.

[2] Includes 15,369,793 shares that are reserved for issuance under the 1997 Employee Stock Purchase Plan.

[3] Consists of options that are outstanding and shares available for future issuance under our 1999 Plan. Neither the Nasdaq current listing standards nor federal law has required stockholder approval of the 1999 Plan, and accordingly it has not been approved by our stockholders. The material features of the 1999 Plan are described below. If the proposed 2003 Plan is approved by you, all remaining authorized but unissued shares under each of the 1994 Plan and 1999 Plan will be included as part of the Share Reserve in the 2003 Plan, and the 1994 Plan and 1999 Plan will each terminate except as to outstanding options already issued under the Option Plans. Any shares subject to options outstanding under the Option Plans that expire or terminate unexercised, including shares canceled in the Option Exchange Program, will automatically become available for issuance under the 2003 Plan.

**Material Features of the 1999 Equity Incentive Plan**

As of November 29, 2002, we had reserved 40,700,000 shares of common stock for issuance under the 1999 Plan. The 1999 Plan provides for the grant to employees (excluding executive officers) and consultants of nonstatutory stock options with exercise prices equal to the fair market value of our common stock on the date of grant. Options granted under the 1999 Plan generally have a term of 8 years and vest over a period of three years following the date of grant. The vesting of options outstanding under the 1999 Plan is accelerated in full in the event of a change of control of the Company in which the acquiring entity fails to assume the outstanding options or to substitute substantially equivalent options.  In addition to nonstatutory stock options, the 1999 Plan also authorizes the grant of stock appreciation rights, stock purchase rights, stock bonus awards, performance shares and performance units on substantially the same terms and conditions described in Proposal 3, "Approval of Proposed 2003 Equity Incentive Plan."  As of February 14, 2003, no awards other than nonstatutory stock options have been granted under the 1999 Plan.

# PROPOSAL 4
# STOCKHOLDER PROPOSAL

The AFSCME Employees Pension Plan ("AFSCME"), 1625 L. Street, N.W., Washington, D.C. 20036, the owner of 2,747 shares of our common stock, has notified us that it intends to submit the following proposal at this year's meeting:

RESOLVED, that stockholders of Adobe Systems, Inc. ("Adobe") urge the Executive Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives of Adobe retain a significant percentage of shares acquired through equity compensation programs during their employment with Adobe, and to report to stockholders regarding the policy before Adobe's 2004 annual meeting of stockholders.  The Committee should define "significant" (and provide for exceptions in extraordinary circumstances) by taking into account the needs and constraints of Adobe and its senior executives; however, the stockholders recommend that the Committee not adopt a percentage lower than 75%.  The policy should address the permissibility of transactions which do not constitute outright sales, such as hedging transactions, but which reduce the risk of loss to the executive.

## SUPPORTING STATEMENT

Equity-based compensation makes up a substantial portion of senior executive compensation at Adobe. In fiscal year 2001, CEO Bruce Chizen received cash compensation of $1,161,610, while the stock options he received were valued at $11,060,554 or $26,491,949, depending on the return assumption.  In 1999 and 2000, he received in the aggregate, options to buy 1,726,000 shares. Since 1996, Mr. Chizen has been awarded 116,750 shares of restricted stock.

Adobe claims that equity-based compensation promotes alignment between executive and stockholder interests.  In the 2002 proxy statement, the Executive Compensation Committee report stated, "The Committee believes that [equity] forms of compensation closely align the officers' interests with those of stockholders and provide a major incentive to officers in building stockholder value."

Adobe's most recent proxy statement disclosed that Mr. Chizen only owned 11,638 shares outright. According to insider transaction reports, in April 2002, he exercised options to buy 150,000 shares and sold them all on the same day.  Similar transactions in 2000 and 2001 were also reported.  We believe that alignment benefits are not being realized.

As long-term stockholders, we believe it's critical for compensation programs to incentivize executives to manage for the company's long-term interests. Recent events have, we think, shown the dangers of a short-term mentality in which executives extract value through equity-based compensation, then cash out before the effects of their mismanagement becomes apparent to other shareholders.

We urge stockholders to vote FOR this proposal.

**Vote Required and Board Recommendation**

Stockholder ratification of this stockholder proposal requires the affirmative vote of holders of a majority of the votes cast in person or by proxy at the meeting.  Neither abstentions nor broker non-votes have any effect on the outcome of this proposal.

**THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST"**
**THIS STOCKHOLDER PROPOSAL**

**STATEMENT AGAINST STOCKHOLDER PROPOSAL**

The Board believes that our past and current equity compensation policies for our executive officers and directors have been successful in enhancing our ability to attract and retain talented people and in motivating them to build long-term value for our stockholders. We have long believed that option grants in and of themselves help to align executives' interests with yours, because executives benefit from these grants only after (i) their options have vested and (ii) our stock price has appreciated from the time they were granted the options. We spend a significant amount of time and effort researching, developing and adopting well thought-out equity compensation programs, including development of our own stock ownership guidelines, as described below. In developing these stock ownership guidelines we used extensive benchmarking, modeling, and consultation with independent third-party compensation experts.

Not only do our compensation policies align our executives' interests with our stockholders' long-term interests, they are also in line with those of our peer companies. Few companies have adopted stock ownership guidelines at all, and to our knowledge none of the companies in our compensation benchmarking group have such guidelines for their executives. We are aware of only three companies with stock ownership guidelines comparable to those in this stockholder proposal, and these companies are huge multinational companies with sophisticated executive compensation programs including multimillion dollar salaries and bonuses, generous equity compensation packages, deferred compensation and retirement programs that collectively make the high 75% ratio achievable. Our executives' overall compensation packages are modest in comparison and we expect our executives to realize a significant portion of their ongoing compensation through any value gained from the options we grant to them.[1] We believe that the ratio levels suggested by the stockholder would seriously distort our carefully-crafted compensation policies for our executives, making us unable to attract and retain the talented executives we need to continue building stockholder value.

As part of our overall corporate governance and compensation practices, we have adopted our own stock ownership guidelines for our directors and executive officers that became effective February 15, 2003, as follows:

The Board believes that:

- Each director should hold twenty-five percent (25%) of the net shares acquired (after deducting shares sold to cover the exercise price and withheld taxes) from Adobe for two years unless, following the sale of such shares, the total number of Adobe shares held by such director equals or exceeds 4,000 shares.

- The Chief Executive Officer should hold twenty-five percent (25%) of the net shares acquired (after deducting shares sold to cover the exercise price and withheld taxes; excludes shares acquired through Adobe's Employee Stock Purchase Plan) from Adobe for two years unless, following sale of such shares, the total number of Adobe shares held by the Chief Executive Officer equals or exceeds 150,000 shares.

- Each Executive Vice President and the Chief Financial Officer should hold twenty-five percent (25%) of the net shares acquired (after deducting shares sold to cover the exercise price and withheld taxes; excludes shares acquired through Adobe's Employee Stock Purchase Plan) from Adobe for two years unless, following the sale of such shares, the total number of Adobe shares held by such Executive Vice President or the Chief Financial Officer equals or exceeds 50,000 shares.

- Each Senior Vice President should hold twenty-five percent (25%) of the net shares acquired (after deducting shares sold to cover the exercise price and withheld taxes; excludes shares acquired through Adobe's Employee Stock Purchase Plan) from Adobe for two years unless, following the sale of such shares, the total number of Adobe shares held by such Senior Vice President equals or exceeds 25,000 shares.

---

[1] Despite the fact that our 2002 proxy statement shows the potential "realizable value" from the options granted to Mr. Chizen at the multimillion-dollar amounts shown in the stockholder proposal, this is not our projection of the value of those options, but rather values calculated according to SEC formulas of what might be achieved with certain assumed rates of annual compounded growth.

Based on our extensive research and modeling, we believe that the retention ratio we have chosen closely approximates benchmarked guidelines in effect for other equivalently-sized companies. We have struck what we believe to be the right balance between allowing our executives to realize value from their options and ensuring that they have a significant equity stake in our future. We believe that our past and current equity compensation policies for our executive officers and directors have been responsibly implemented and that the stock ownership guidelines we have already adopted will further align the interests of our executive officers and directors with your long-term interests, while still allowing us to use equity as an incentive rather than a hindrance to our recruiting and retention efforts. If the stock ownership guidelines suggested by the stockholder were adopted, we believe that we would be unable to recruit and retain talented executives, which would ultimately be detrimental to the long-term interests of our stockholders.

**THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST"**
**THIS STOCKHOLDER PROPOSAL**

# PROPOSAL 5
# RATIFICATION OF APPOINTMENT OF AUDITORS

The Audit Committee has selected KPMG LLP as Adobe's independent auditors for fiscal 2003, and urges you to vote for ratification of KPMG's appointment. KPMG has audited Adobe's financial statements since fiscal 1983. Although we are not required to seek your approval of this appointment, it is customary practice to do so. No determination has been made as to what action the Audit Committee and the Board would take if you fail to ratify the appointment. Even if the appointment is ratified, the Audit Committee retains discretion to appoint a new independent audit firm if we conclude such a change would be in the best interests of Adobe and its stockholders. We expect representatives of KPMG to be present at the Annual Meeting; they will have the opportunity to make a statement if they desire and we expect them to be available to respond to appropriate questions.

**Vote Required and Board Recommendation**

Stockholder ratification of KPMG as our independent auditors requires the affirmative vote of holders of a majority of the votes cast in person or by proxy at the meeting. Neither abstentions nor broker non-votes have any effect on the outcome of this proposal.

**THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL**

**Relationship with Independent Auditors**

The firm of KPMG LLP has served as Adobe's independent auditors since our incorporation in 1983 and was our independent auditor for the fiscal year ended November 29, 2002. As stated in Proposal 5, the Audit Committee has selected KPMG to serve as our independent auditors for the fiscal year ending November 28, 2003.

Audit services performed by KPMG for fiscal 2002 consisted of the audit of our financial statements for the fiscal year ended November 29, 2002 and review of financial statements included in our Forms 10-Q filed with the SEC.

## Audit Fees

During fiscal year 2002, we retained our independent auditor, KPMG, to provide services in the following categories and amounts:

| | | |
|---|---|---|
| Audit Fees | $ | 990,000 |
| Financial Information Systems Design and Implementation Fees | $ | 0 |
| All Other Fees: | | |
| Statutory Audits | $ | 150,044 |
| Tax Compliance and Consulting | | 615,620 |
| Other | | 332,710 |
| Total All Other Fees | $ | 1,098,374 |

The Audit Committee has considered the compatibility of the provision of non-audit services by KPMG with maintaining the independence of KPMG.

During fiscal year 2002, 100% of the total hours expended on the Company's audit by KPMG were provided by KPMG's full-time permanent employees.

## REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees the quality of our financial statements and our financial reporting on behalf of the Board. Management is responsible for the financial statements and the reporting process, including the system of internal controls. KPMG is responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles.

Each of the three directors who compose the Audit Committee meet both the current and proposed independence requirements of the Nasdaq Stock Market. In February 2003, the Audit Committee revised the Audit Committee Charter to reflect new rules and standards set forth in proposed SEC regulations as well as proposed changes to the Nasdaq listing standards. A copy of the Audit Committee Charter is attached to this proxy statement as **Appendix A**.

We have reviewed and discussed with KPMG matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communications with Audit Committees). We have received from the auditors a formal written statement describing the relationships between the auditors and Adobe that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). We have discussed with KPMG matters relating to its independence, including a review of both audit and non-audit fees, and considered the compatibility of non-audit services with the auditors' independence.

We have reviewed and discussed with management and KPMG the audited financial statements. We discussed with KPMG and Adobe's internal auditors the overall scope and plans of their audits. We met with KPMG, with and without management present, to discuss results of their examinations, their evaluation of Adobe's internal controls, and the overall quality of Adobe's financial reporting. The Audit Committee held eight meetings during fiscal 2002.

Based on the reviews and discussions referred to above and our review of Adobe's audited financial statements for fiscal 2002, we recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended November 29, 2002, for filing with the SEC.

Respectfully submitted,

AUDIT COMMITTEE

James E. Daley
Robert Sedgewick
Delbert W. Yocam

## ANNUAL REPORT

Accompanying this proxy statement is Adobe's Annual Report for fiscal 2002. The Annual Report contains audited financial statements covering our fiscal years ended November 29, 2002, November 30, 2001 and December 1, 2000.

## STATEMENT ON CORPORATE GOVERNANCE

We believe in good corporate governance practices and have adopted formal corporate governance guidelines to enhance our effectiveness. We regularly monitor developments in the area of corporate governance. In July 2002, Congress passed the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), which, among other things, establishes, or provides the basis for, a number of new corporate governance standards and disclosure requirements. In addition, Nasdaq has recently proposed changes to its corporate governance requirements. Many of the requirements of the Sarbanes-Oxley Act and the proposed Nasdaq rules are subject to formal SEC rules that have not yet or only recently been adopted, and therefore do not yet apply to us as of the date of this proxy statement. In anticipation of these rule changes, we have amended our various charters to implement certain of the proposed rules and standards. We will consider whether further amendments to our Corporate Governance Guidelines and Board and Committee charters are necessary or advisable once final rules have been adopted. We have attached as **Appendix A** our revised Audit Committee Charter. You can access certain of our other corporate governance materials, including our Corporate Governance Guidelines, on the Investor Relation section of our website at http://www.adobe.com/aboutadobe/invrelations/main.html, by writing to us at Adobe Systems Incorporated, 345 Park Avenue, San Jose, California 95110-2704, Attention: Investor Relations, or by email at ir@adobe.com.

# SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows how much of our common stock is owned as of February 18, 2003 by each entity or person who is known to own 5% or more of our common stock, each director, each executive officer named in the Summary Compensation Table and all directors and executive officers as a group. As of February 18, 2003, 231,190,975 shares of our common stock were outstanding.

| Beneficial Owner | Number of Shares | Percent of Totals |
|---|---|---|
| PRIMECAP Management Company ..........................<br>225 South Lake Ave., Suite 400<br>Pasadena, CA 91101-3005 | 22,379,100 [2] | 9.68% |
| FMR Corp. .......................................................................<br>82 Devonshire Street<br>Boston, MA 02109 | 15,476,953 [3] | 6.69 |
| Putnam, LLC d/b/a Putnam Investments .....................<br>One Post Office Square<br>Boston, MA 02109 | 14,202,060 [4] | 6.14 |
| Bruce R. Chizen.............................................................. | 1,744,729 [5] | * |
| Murray J. Demo .............................................................. | 743,880 [6] | * |
| Bryan Lamkin.................................................................. | 678,354 [7] | * |
| Shantanu Narayen........................................................... | 1,006,943 [8] | * |
| Jim Stephens, Jr. ............................................................ | 579,681 [9] | * |
| Carol Mills Baldwin ....................................................... | 130,000 [10] | * |
| James E. Daley ............................................................... | 30,000 [11] | * |
| Charles M. Geschke........................................................ | 866,681 [12] | * |
| Colleen M. Pouliot ......................................................... | 80,876 [13] | * |
| Robert Sedgewick........................................................... | 194,600 [14] | * |
| John E. Warnock............................................................. | 1,900,248 [15] | * |
| Delbert W. Yocam.......................................................... | 100,000 [16] | * |
| All directors and current executive officers<br>as a group ( 17 persons) ......................................... | 9,405,195 [17] | 3.96% |

---

\*    Less than 1%.

[1]    This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 231,190,975 shares outstanding on February 18, 2003, adjusted as required by rules promulgated by the SEC.

[2]    Of the 22,379,100 shares attributed to PRIMECAP Management Company, it has sole voting power over 2,844,100 shares and sole dispositive power over all 22,379,100 shares. These shares include 19,535,000 shares attributed to Vanguard PRIMECAP Fund, which has sole voting power and shared dispositive power over all 19,535,000 shares. This information was provided pursuant to Schedule 13G and is as of December 31, 2002.

[3]    Of the 15,476,953 shares attributed to FMR Corp., it has sole voting power over 812,059 shares and sole dispositive power of all 15,476,953 shares. Such voting and dispositive power is also attributable to Edward C. Johnson III and Abigail P. Johnson by virtue of their positions, Chairman and Director, respectively, and ownership interests in FMR Corp. This information was provided pursuant to Schedule 13G and is as of December 31, 2002.

(4)    Of the 14,202,060 shares attributed to Putnam, LLC (d/b/a Putnam Investments) it has shared voting power over 1,507,712 of the shares and shared dispositive power over all 14,202,060 shares. These shares include 10,597,816 shares attributed to Putnam Investment Management, LLC which has no voting power and shared dispositive power over all 10,597,816 of such shares, and 3,604,244 shares attributed to The Putnam Advisory Company, LLC which has shared voting power over 1,507,712 of such shares and shared dispositive power over all 3,604,244 of such shares. This information was provided pursuant to Schedule 13G and is as of December 31, 2002.

(5)    Consists of 1,906 shares held by the Chizen Trust of, which Mr. Chizen is a trustee, and 1,742,823 shares issuable upon exercise of outstanding options held by Mr. Chizen exercisable within 60 days of the date of this table.

(6)    Includes 724,428 shares issuable upon exercise of outstanding options held by Mr. Demo exercisable within 60 days of the date of this table.

(7)    Consists of 678,354 shares issuable upon the exercise of outstanding options held by Mr. Lamkin exercisable within 60 days of the date of this table.

(8)    Consists of 10,620 shares held by the Narayen Family Trust, of which Mr. Narayen is a trustee and 996,323 shares issuable upon exercise of outstanding options held by Mr. Narayen exercisable within 60 days of the date of this table.

(9)    Includes 577,188 shares issuable upon the exercise of outstanding options held by Mr. Stephens exercisable within 60 days of the date of this table.

(10)   Consists of 130,000 shares issuable upon the exercise of outstanding options held by Ms. Baldwin exercisable within 60 days of the date of this table.

(11)   Consists of 30,000 shares issuable upon the exercise of outstanding options held by Mr. Daley exercisable within 60 days of the date of this table.

(12)   Consists of 796,681 shares held by the Geschke Family Trust, of which Dr. Geschke is a trustee, and 70,000 shares issuable upon the exercise of outstanding options held by Dr. Geschke exercisable within 60 days of the date of this table.

(13)   Consists of 70,876 shares held by the Pouliot Family Trust, of which Ms. Pouliot is a trustee, and 10,000 shares issuable upon the exercise of outstanding options held by Ms. Pouliot exercisable within 60 days of the date of this table.

(14)   Includes 600 shares held by Dr. Sedgewick's minor children, as to all of which Dr. Sedgewick disclaims beneficial ownership, and 190,000 shares issuable upon exercise of outstanding options held by Dr. Sedgewick exercisable within 60 days of the date of this table.

(15)   Includes 22,400 shares held by trusts for the benefit of his children, over which Dr. Warnock shares voting and investment power with his spouse and Charles M. Geschke, and 30,000 shares issuable upon the exercise of outstanding options held by Dr. Warnock exercisable within 60 days of the date of this table.

(16)   Includes 90,000 shares issuable upon the exercise of outstanding options held by Mr. Yocam exercisable within 60 days of the date of this table.

(17)   Includes 6,594,634 shares issuable upon exercise of outstanding options held by directors and current executive officers exercisable within 60 days of the date of this table. See also Notes 5 through 16.

# EXECUTIVE COMPENSATION

## Summary of Cash and Certain Other Compensation

The following table provides information about the compensation for our last three fiscal years (2002, 2001, and 2000) of our Chief Executive Officer, plus our four other most highly compensated executive officers as of the end of fiscal 2002. This group is referred to in this proxy statement as the Named Executive Officers.

### SUMMARY COMPENSATION TABLE

| | | | | Long-Term Compensation Awards | | |
| | | Annual Compensation | | Restricted Stock | Securities Underlying | All Other Compen- |
| Name and Principal Position | Year | Salary | Bonus[1] | Awards[2] | Option | sation[3] |
|---|---|---|---|---|---|---|
| Bruce R. Chizen ................................. | 2002 | $ 874,999 | $ 233,113 | $ 0 | 850,000 | $ 48,405 |
| President and Chief Executive | 2001 | 820,834 | 308,663 | 0 | 850,000 | 32,113 |
| Officer | 2000 | 609,356 | 456,952 | 0 | 1,250,000 | 324,068 |
| | | | | | | |
| Shantanu Narayen ............................. | 2002 | 467,500 | 108,675 | 0 | 500,000 | 5,830 |
| Executive Vice President, | 2001 | 456,253 | 126,535 | 0 | 500,000 | 6,472 |
| Worldwide Products | 2000 | 313,764 | 198,789 | 1,669,689 | 599,000 | 6,344 |
| | | | | | | |
| Murray J. Demo ................................. | 2002 | 420,000 | 85,588 | 0 | 500,000 | 6,263 |
| Senior Vice President and Chief | 2001 | 405,000 | 94,331 | 0 | 350,000 | 6,470 |
| Financial Officer | 2000 | 263,549 | 202,945 | 1,901,876 | 575,000 | 5,430 |
| | | | | | | |
| Jim Stephens ..................................... | 2002 | 356,458 | 66,150 | 0 | 300,000 | 6,172 |
| Senior Vice President, | 2001 | 304,036 | 82,722 | 0 | 300,000 | 5,520 |
| Worldwide Sales and Field | 2000 | 277,510 | 160,763 | 1,113,126 | 325,000 | 5,460 |
| Operations | | | | | | |
| Bryan Lamkin .................................... | 2002 | 325,000 | 61,425 | 0 | 300,000 | 7,573 |
| Senior Vice President, | 2001 | 307,506 | 87,075 | 0 | 275,000 | 5,700 |
| Digital Imaging and Video | 2000 | 265,835 | 173,626 | 1,113,126 | 499,000 | 5,700 |
| Business Unit | | | | | | |

---

[1] The amounts shown in this column include payments under our Profit Sharing Plan[*], in which all employees of the Company participated, as follows:

## Profit Sharing Plan Payments

| Name | 2002 | 2001 | 2000 |
|---|---|---|---|
| Bruce R. Chizen ........................ | $38,250 | $39,583 | $69,610 |
| Shantanu Narayen ..................... | 20,250 | 19,375 | 35,439 |
| Murray J. Demo ........................ | 18,450 | 16,250 | 30,199 |
| Jim Stephens ............................ | 16,200 | 14,251 | 31,313 |
| Bryan Lamkin .......................... | 14,175 | 15,001 | 30,333 |

---

\* See "Report of the Executive Compensation Committee — Compensation Components" for a description of the Profit Sharing Plan.

(2) No restricted stock was held by the Named Executive Officers at the end of fiscal 2002. No shares of restricted stock were awarded to the Named Executive Officers in fiscal 2002 or 2001. In fiscal 2000, 30,000, 30,000, 20,000 and 20,000 shares were awarded to Messrs. Narayen, Demo, Stephens and Lamkin, respectively. Restricted stock awarded to the Named Executive Officers in fiscal 2000 vested annually over two years at a rate of 50% vesting one year from the initial grant date with the remaining 50% vesting two years after the initial grant date. Holders of restricted stock are entitled to the same dividend that we pay on our outstanding common stock.

(3) The amounts disclosed in this column for fiscal 2002, 2001 and 2000 include life insurance premiums, the dollar value of the remainder of the life insurance premiums, disability insurance premiums, our contributions under our 401(k) Retirement Savings Plan, physical exam, and for Mr. Chizen, distributions in connection with his partnership interest in Adobe Incentive Partners, L.P. ("AIP"), and deemed compensation recognized by him pursuant to the Code, and Section 83(b) elections made in connection with his partnership interest in AIP for fiscal 2002, 2001and 2000, all as described below:

### All Other Compensation

| Name | Year | Life Insurance Premiums | Remainder Value of Insurance Premiums | Company 401(k) Contri-butions | Physical Exam | AIP Distri-butions [a] | AIP Deemed Compen-sation [b] | Total All Other Compensation |
|---|---|---|---|---|---|---|---|---|
| Bruce R. Chizen | 2002 | $1,410[c] | $7,820 | $5,500 | $1,600 | $ 32,075 | $ 0 | $ 48,405 |
| | 2001 | 9,614 | 8,948 | 5,100 | 1,448 | 7,003 | 0 | 32,113 |
| | 2000 | 9,230 | 8,968 | 5,100 | 1,087 | 299,265 | 418 | 324,068 |
| Shantanu Narayen | 2002 | 330 | 0 | 5,500 | 0 | N/A | N/A | 5,830 |
| | 2001 | 330 | 0 | 5,100 | 1,042 | N/A | N/A | 6,472 |
| | 2000 | 330 | 0 | 5,100 | 914 | N/A | N/A | 6,344 |
| Murray J. Demo | 2002 | 600 | 0 | 5,500 | 163 | N/A | N/A | 6,263 |
| | 2001 | 600 | 0 | 5,100 | 770 | N/A | N/A | 6,470 |
| | 2000 | 330 | 0 | 5,100 | 0 | N/A | N/A | 5,430 |
| Jim Stephens | 2002 | 672 | 0 | 5,500 | 0 | N/A | N/A | 6,172 |
| | 2001 | 420 | 0 | 5,100 | 0 | N/A | N/A | 5,520 |
| | 2000 | 360 | 0 | 5,100 | 0 | N/A | N/A | 5,460 |
| Bryan Lamkin | 2002 | 600 | 0 | 5,500 | 1,473 | N/A | N/A | 7,573 |
| | 2001 | 600 | 0 | 5,100 | 0 | N/A | N/A | 5,700 |
| | 2000 | 600 | 0 | 5,100 | 0 | N/A | N/A | 5,700 |

---

(a) Consists of distributions of cash and stock made in connection with Mr. Chizen's partnership interest in AIP. Stock distributions are calculated using the number of shares distributed to Mr. Chizen at the stock's current market value on the date of distribution. Mr. Chizen was the only Named Executive Officer who held a partnership interest in AIP during fiscal 2002. Amount paid out in fiscal 2002 includes $10,034 received upon liquidation of the partnership in November 2002.

(b) Consists of deemed compensation recognized by Mr. Chizen pursuant to his Section 83(b) elections made in connection with his partnership interest in AIP for fiscal 2000. See "Report of the Executive Compensation Committee - Compensation Components." Pursuant to the requirements of the Code, the amount in this footnote is included in "All Other Compensation," but Mr. Chizen did not receive any cash payment or securities of any venture investment; instead, the amounts shown reflect the value of the partnership interest he received. The partnership was liquidated in November 2002.

(c) Life insurance policy has been terminated.

## Stock Options

The following table sets forth information regarding stock options granted in fiscal 2002 to our Named Executive Officers, each under our 1994 Plan. All options were granted with an exercise price equal to the closing price of our common stock on the date of grant. Potential realizable values are net of exercise price, but before taxes associated with exercise. These amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term of seven (7) years. The assumed 5% and 10% rates of stock price appreciation are provided for purposes of illustration only and do not represent our estimate or projection of the future price of our common stock.

### OPTION GRANTS IN LAST FISCAL YEAR

| | Individual Grants[1] | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term [2] | |
| Granted | Number of Securities Underlying Options Granted | % of Total Options Granted to Employees in Fiscal Year | Exercise Price ($/Sh) | Expiration Date | 5% | 10% |
|---|---|---|---|---|---|---|
| Bruce R. Chizen........... | 1,090 [3] | 0.01 % | $26.47 | 11/12/09 | $   11,746 | $   27,373 |
| | 848,910 | 7.20 | 26.47 | 11/12/09 | 9,147,810 | 21,318,288 |
| Shantanu Narayen........ | 4,100 [3] | 0.03 | 26.47 | 11/12/09 | 44,181 | 102,961 |
| | 495,900 | 4.20 | 26.47 | 11/12/09 | 5,343,793 | 12,453,309 |
| Murray J. Demo........... | 3,850 [3] | 0.03 | 26.47 | 11/12/09 | 41,487 | 96,683 |
| | 496,150 | 4.21 | 26.47 | 11/12/09 | 5,346,487 | 12,459,588 |
| Jim Stephens................ | 4,150 [3] | 0.04 | 26.47 | 11/12/09 | 44,720 | 104,217 |
| | 295,850 | 2.51 | 26.47 | 11/12/09 | 3,188,064 | 7,429,545 |
| Bryan Lamkin.............. | 4,475 [3] | 0.04 | 26.47 | 11/12/09 | 48,222 | 112,379 |
| | 295,525 | 2.50 | 26.47 | 11/12/09 | 3,184,562 | 7,421,384 |

(1) Certain of the options permit withholding of shares to satisfy tax obligations upon exercise. The price of each option share, paid at the time of exercise, is the fair market value of a share of our common stock on the date of grant, which was equal to the closing price per share of our common stock as quoted on the Nasdaq National Market. Under the terms of the applicable option agreements, as modified by the retention agreement terms described in "Severance and Change-in-Control Arrangements" below, if the optionee terminates employment with Adobe, the exercisability period of the option will change as follows:

(a) if the termination is due to the optionee's normal retirement, death or disability, the exercise period is twelve months from such date; or

<sup>(b)</sup> if the termination is due to the optionee's early retirement pursuant to an early retirement program, the exercise period is three months from the date of early retirement or such greater period as established pursuant to the early retirement program; or

<sup>(c)</sup> if there is a change in control of Adobe in which we are not the surviving corporation, and, with the exception of Mr. Chizen, termination occurs within 24 months thereafter due to (i) constructive termination or (ii) any reason other than termination for cause, the exercise period is twelve months from the date on which the optionee's employment terminated, and vesting will accelerate such that all option shares will vest in full. Pursuant to the terms of his retention agreement, Mr. Chizen is entitled to accelerated vesting of all his option shares such that they vest in full upon a change in control of Adobe in which we are not the surviving corporation; or

<sup>(d)</sup> if the termination is for cause, the option shall terminate and cease to be exercisable on the date of termination; or

<sup>(e)</sup> if the termination is for any reason other than stated above, the exercise period is three months from the date of such termination.

The options shown above granted under our 1994 Plan generally vest over a three-year period at a rate of 25% at the end of the first 12 months from the date of grant, 2.08% per month for the following 12 months, and 4.17% per month for the remaining 12 months. The exercise price may be paid in cash, by delivery of already-owned shares subject to certain conditions, or pursuant to an exercise procedure under which the optionee provides irrevocable instructions to a brokerage firm to sell the purchased shares and to remit to us, out of the sale proceeds, an amount equal to the exercise price plus all applicable withholding taxes, concurrently with our delivery of the exercised shares to the broker.

<sup>(2)</sup> The potential gain is calculated from the grant price, which is closing price of our common stock on the date of grant to the Named Executive Officer.

For all of the grants, the potential realizable value represents certain assumed rates of appreciation only, as set by the SEC. Actual gains, if any, on stock option exercises and common stock holdings are dependent upon our future performance and overall stock market condition. There can be no assurance that the amounts reflected in this table will be achieved.

Using the same analysis, over the full option term of seven years all holders of common stock as of our fiscal 2002 year-end would potentially gain an aggregate of approximately $9.94 billion at 5% and $13.76 billion at 10% rates of stock price appreciation.

<sup>(3)</sup> Incentive stock options.

**Stock Option Exercises and Holdings**

The following table shows stock options exercised by the Named Executive Officers in fiscal 2002, including the total value of gains on the date of exercise based on actual sale prices or on the closing price that day if the shares were not sold that day, in each case less the exercise price of the stock options. In addition, the number of shares covered by both exercisable and non-exercisable stock options, as of November 29, 2002, is shown. Also reported are the values for "In-the-Money" options. The dollar amounts shown in the "In-the-Money" column represent the positive spread between the exercise price of any such existing stock options and the closing price of our common stock as of November 29, 2002.

**AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FY-END OPTION VALUES**

| Name | Shares Acquired on Exercise | Value Realized[1] | Number of Securities Underlying Unexercised Options at FY-End | | Value of Unexercised In-the-Money Options at FY-End [2] | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Bruce R. Chizen | 150,000 | $3,905,278 | 1,396,990 | 1,762,501 | $ 539,591 | $ 3,944,678 |
| Shantanu Narayen | 27,000 | 723,928 | 826,532 | 1,004,168 | 1,386,678 | 2,282,449 |
| Murray J. Demo | 0 | 0 | 580,157 | 920,835 | 457,822 | 2,056,715 |
| Jim Stephens | 52,500 | 1,561,705 | 480,834 | 608,334 | 208,838 | 1,390,975 |
| Bryan Lamkin | 0 | 0 | 559,604 | 614,584 | 346,934 | 1,342,600 |

[1]  The "value realized" represents the total value of gains on the date of exercise based on actual sale prices or on the closing price that day if the shares were not sold that day, in each case less the exercise price of the stock options.

[2]  Option values are based on the closing price of our common stock on November 29, 2002 of $29.53, as reported by the Nasdaq National Market.

**Severance and Change-in-Control Arrangements**

*Change-in-Control Arrangements*

In December 2000, we entered into a new retention agreement with Mr. Chizen, which provides for certain cash payments in the event of termination of his employment following a change in control of Adobe. Adobe has also entered into retention agreements with certain other executive officers, including: Murray Demo, Melissa Dyrdahl, Bryan Lamkin, Shantanu Narayen, Jim Stephens, and Theresa Townsley. Retention agreements with the above individuals provide for certain cash payments in the event of termination of such individuals' employment following a change in control of Adobe.

In December 2001, we adopted our U.S. Executive Severance Plan ("Severance Plan") which covers any executive officers not covered by an individual retention plan. Currently, three of our executive officers are covered by the Severance Plan: Karen Cottle, James Heeger, and Ivan Koon.

As used in the retention agreements mentioned above and the Severance Plan (collectively, the Agreements), a "change in control" is defined as: (i) the beneficial ownership of 30% or more of the combined voting power of Adobe's securities by any person or entity; (ii) when Incumbent Directors (as defined in the Agreements) cease to constitute a majority of the Board of Directors; (iii) a merger or consolidation involving Adobe or one of our subsidiaries and our stockholders prior to such transaction own less than 50% of the combined voting power of Adobe (or the resulting entity) after the transaction; (iv) the sale, liquidation or distribution of all or substantially all of the assets of Adobe; or (iv) a "change in control" within the meaning of Section 280G of the Code. If, within two years after a change in control (the Covered Period), the executive's employment is terminated without Cause, or if the executive resigns for Good Reason or Disability (all as defined in the Agreements) (an "Involuntary Termination"), such executive officer will receive a cash severance payment as follows:

(1) earned but unpaid salary and the cash equivalent for accrued but unused Personal Time Off through the date of termination; plus, (2) pro rata portion of the annual bonus for the year in which termination occurs (calculated on the basis of the officer's target bonus and on the assumption that all performance targets have been or will be achieved); plus, (3) an amount equal to the product of (i) the sum of the officer's Reference Salary and Reference Bonus (as defined in the Agreements), multiplied by (ii) two plus one-twelfth for each year of completed service with the Company (not in excess of twelve years) (the "Severance Multiple").

For Mr. Chizen, all outstanding options, performance grants and restricted stock awards will accelerate and vest 100% on the date of the change in control. For all other executive officers, all outstanding options, performance grants and restricted stock awards will accelerate and vest 100% on the date of his/her Involuntary Termination during the Covered Period. Also, the exercise period of all such options will be extended to twelve months from termination. A change in control will not alter the payout provisions of the 1994 Performance and Restricted Stock Plan.

In addition, executive officers with retention agreements, including the Chief Executive Officer, will receive continued medical, dental, vision and life insurance coverage for himself or herself and dependents for a period of years equal to the Severance Multiple; for those individuals covered by the Severance Plan, the executive officer will receive COBRA premium payments up to the legal limit for such coverage, or for the period of years equal to the executive officer's Severance Multiple, whichever is less. If an executive officer covered by the Severance Plan becomes covered under another employer's group health plan (other than a plan which imposes a pre-existing condition exclusion which applies to the executive officer) during this applicable period of COBRA continuation coverage, our COBRA premium payments will cease.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Exchange Act requires our executive officers and directors, and any person or entity who own more than ten percent of a registered class of our common stock or other equity securities, to file with the SEC certain reports of ownership and changes in ownership of our securities. Executive Officers, directors and stockholders who hold more than ten percent of our outstanding common stock are required by the SEC to furnish us with copies of all required forms filed under Section 16(a). We prepare Section 16(a) forms on behalf of our officers and directors based on the information provided by them.

Based solely on review of this information, including written representations from our executive officers and directors that no other reports were required, we believe that, during the 2002 fiscal year, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than ten percent beneficial owners were met except as follows: Ms. Pouliot and Mr. Narayen inadvertently each filed a report containing two transactions and one transaction, respectively, one day and two days late, respectively, due to administrative error; and Mr. Stephens inadvertently did not timely report one transaction due to administrative error.

# REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE

The Executive Compensation Committee of the Board of Directors sets and administers the policies governing annual compensation of executive officers, including cash compensation and equity compensation programs. The Executive Compensation Committee consists of three directors, each of whom meets the current and proposed independence requirements of the Nasdaq Stock Market. The Executive Compensation Committee acts pursuant to a written charter adopted by the Board of Directors. The Committee held eight meetings during fiscal 2002.

## Compensation Policies

We operate in the competitive and rapidly changing high technology and Internet business environment. The goals of our executive compensation program are to inspire executives to achieve our business objectives in this environment, to reward them for their achievement, to foster teamwork, and to attract and retain executive officers who contribute to our long-term success. During fiscal 2002, we used salary, bonus, and stock option strategies to meet these goals.

Our philosophy and guiding principle is to provide compensation levels that are comparable to those offered by other leading high technology companies. We aim to align the interests of our officers with the long-term interests of our stockholders through stock-based compensation. For example, in fiscal 2002, we awarded options to purchase shares under our 1994 Plan that vest and become exercisable over a three-year period. In addition, the Board has adopted director and executive officer stock ownership guidelines, as described in Proposal 4, that we believe further promote this alignment of interests.

We also believe that a substantial portion of each of our executive's compensation should be in the form of an incentive bonus. Receipt of this bonus, which is payable quarterly, is generally contingent upon our achievement of certain revenue and operating profit levels and, for officers who lead business units, on their respective business unit revenue results. Beginning in the second quarter of fiscal 2002, the business unit heads' percentage of this bonus became contingent solely on their business unit revenue achievement, although we must also meet corporate revenue and operating profit targets. We retain the authority to alter the bonus amounts on the basis of qualitative factors and long-term as well as short-term operating results. In fiscal 2002, we considered the additional factors of achievement of publicly announced targets and achievement of product and business milestones.

We have considered the potential impact of Section 162(m) of the Code adopted under the Federal Reconciliation Act of 1993. This law disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1 million in any taxable year paid to Named Executive Officers, unless compensation is commission or performance-based. Any options granted under our 1994 Plan, and any options or performance awards as well as certain restricted stock awards granted under our new 2003 Plan, if approved by you, will qualify as exempt performance-based compensation. Mr. Chizen's targeted and actual cash compensation in fiscal 2002 exceeded the $1 million threshold, and his targeted cash compensation in fiscal 2003 will also exceed this threshold. Accordingly, Section 162(m) limited the tax deduction available to us in fiscal 2002, and this tax deduction limitation will continue in fiscal 2003 if a significant portion of his targeted cash compensation is achieved. However, we believe this limitation was and will continue to be immaterial. Our policy is to qualify to the maximum extent possible our executives' compensation for deductibility under applicable tax laws and to the extent consistent with our compensation objectives.

## Compensation Components

*Annual Compensation.* We determine the salary portion of our executive officers' compensation, including that of the Chief Executive Officer, annually in part by reference to multiple surveys of high technology companies we view as our peers. For each comparative survey, we correlate each of our executive officers to the position described in the survey that most accurately represents the officer's position with Adobe by content, organizational level and revenue. Taking into account the officers' levels of responsibility and our past performance, we target a median or slightly higher percentile as stated by the survey in determining the base salary initially established for each executive officer. As executives mature in their respective positions, we target a higher percentile competitive base salary.

A substantial portion of the annual compensation for our executive officers is paid in the form of an incentive bonus, which typically comprises a greater portion of an officer's potential total compensation as the executive's level of responsibility increases. The bonus is computed as a percentage of base salary and is established annually at the beginning of each fiscal year. In fiscal 2002, the target level of bonus equaled or exceeded 50% of salary for each of the Named Executive Officers. The percentage target of each bonus was determined by reference to the management incentive bonus program, which contains corporate targets specifically tied to corporate revenue and operating profit levels, and for certain officers, business unit revenue, on a quarterly basis. In addition, executive officers who are not business unit heads must also meet individual goals set quarterly by the Chief Executive Officer in order to receive payments. We may alter the incentive payout based on such additional factors as Adobe's performance, such as achievement of publicly announced targets and achievement of product milestones. We did not assign weights to each of these factors. In fiscal 2002, we determined incentive bonuses on a quarterly basis. Although no bonuses would have been payable under the terms of the bonus program for the first quarter based on our overall profitability and operating results, we determined to pay bonuses to the executives at 75% of target due to the achievement of publicly announced targets and of all major product milestones during the quarter; all individual goals were also achieved. Bonuses were paid at 56% of target in accordance with the bonus program terms for the second quarter of fiscal 2002; all individual goals were also achieved. The business unit heads received varying percentages of their targets for the first and second fiscal quarters, due to their respective business units' revenue achievements. Based on our corporate revenue and operating profit results, as measured against budget, no incentive bonuses were paid for the third or fourth quarters of fiscal 2002. We also occasionally award relatively small additional bonuses to executive officers tied directly to individual accomplishments. Two such bonuses, for an aggregate of approximately $14,000, were awarded in fiscal 2002. In September 2002, we also authorized an annual bonus pool of $60,000 that may be awarded by the Chief Executive Officer to other executive officers as special recognition bonuses. No awards were made from this bonus pool during fiscal 2002.

Our executive officers also participated with all of Adobe's employees in our corporate profit sharing plan, under which a target bonus of up to 10% of each employee's base salary, payable quarterly, is awarded on the basis of operating profit. Although no bonuses would have been payable under the terms of the profit sharing plan for the first quarter based on our operating profit, we determined to pay bonuses to the executives at 10% of base salary due to the achievement of publicly announced targets and of all major product milestones during the quarter. Based on our operating profit results, profit sharing bonuses of 8% of base salary were paid to executive officers for the second quarter of fiscal 2002. In the third and fourth quarters of fiscal 2002, no profit sharing bonuses were paid to executive officers.

*Long-term Incentive Compensation*. In fiscal 2002, we used stock options to inspire and retain executive officers for the long-term. In the recent past, we have also awarded restricted stock. We believe that these incentives closely align the officers' interests with those of stockholders in building share value. As part of our overall corporate governance and compensation practices, the Board has also adopted stock ownership guidelines for our directors and executive officers, as described in Proposal 4, that we believe will further align the officers' interests with the stockholders' long-term interests. In the past, we have also awarded limited partnership units in an internal limited partnership, Adobe Incentive Partners ("AIP"), to executives we deemed critical to our venture investing activities. However, this partnership was liquidated in November 2002.

Options are typically granted annually, although supplemental options are granted occasionally. All options are subject to vesting provisions to encourage officers to remain employed with Adobe. We approved fiscal 2003 annual option grants in November 2002. See the "Option Grants in Last Fiscal Year" table.

We award executive officer stock options based upon each officer's relative position, responsibilities and performance over the previous fiscal year and the officer's anticipated future performance, potential and responsibilities. We also review prior option grants to each officer and to other members of senior management, including the number of shares that continue to be subject to vesting under their respective outstanding options, in setting the size of options to be granted to the executive officers. The size of the option grants is not directly related to Adobe's performance. In addition, we use data compiled by an independent compensation consulting firm on stock options granted by comparable companies based on industry and revenue. We grant stock options with an exercise price per share equal to the market price of our common stock on the date of grant.

**Chief Executive Officer Compensation**

We established the Chief Executive Officer's salary and target bonus levels in the spring of fiscal 2001 and reviewed and reevaluated his compensation in the spring of 2002 as part of the Company's overall salary review process at those times. Consistent with the annual compensation analysis described above, we increased the base salary of Mr. Chizen in June 2002 and maintained his target bonus percentage (percentage of base salary) at 70% of his base salary for the remainder of fiscal 2002. In fiscal 2002, the target bonus was to be earned based solely on corporate revenue and operating profit. We approved the payment of Mr. Chizen's target bonus for each quarter of fiscal 2002 as follows: first quarter, 75% of target bonus, despite not meeting the corporate results targets, due to Adobe's achievement of publicly announced targets and of all major product milestones during the quarter; second quarter, 56% of target bonus based on corporate results; and no payment for the third or fourth quarter based on corporate results. Although no profit sharing bonus would have been payable to Mr. Chizen under the terms of the profit sharing plan for the first quarter based on our operating profit results, we determined to pay bonuses to Mr. Chizen at 10% of base salary due to the achievement of publicly announced targets and of all major product milestones during the quarter. Mr. Chizen also received a profit sharing payment of 8% of his base salary for the second quarter due to Adobe's achievement of operating profit versus budget during that quarter, and no profit sharing payments for the third or fourth quarters. We also approved a small bonus amount to Mr. Chizen in the form of payment of a split dollar life insurance premium for an existing Company policy, which has since been terminated.

The Committee awarded long-term compensation to Mr. Chizen in the form of stock options under the Company's 1994 Plan for 850,000 shares of our common stock in November 2002 as part of the annual grant process described above. The size of the grant was based on Mr. Chizen's relative position, responsibilities and performance as well as his anticipated responsibilities and potential. These options vest over a three-year period at a rate of 25% on the first anniversary of the grant, 2.08% per month for the next 12 months and 4.17% per month for the remaining 12 months.

As part of our venture investment program, the Board of Directors previously established AIP to provide long-term compensation to those executive officers of Adobe who were involved in Adobe's venture investing activities and whose participation was deemed critical to the success of the program. This partnership was liquidated in November 2002 and has not been replaced. In fiscal 2002, Mr. Chizen was the only current executive officer who was a partner in AIP. The limited partnership investments were restricted to venture investments in companies whose stock was not publicly traded at the time of the establishment of AIP, or when the investment was made, whichever was later. Distributions to the partners were made when an investment was marketable or sold for cash. Adobe was both the general partner and a limited partner. Our senior partnership interest included both a liquidation preference and a preference in recovery of the cost basis of each specific investment. The executives' junior (Class B) partnership interests qualified for partnership distributions only after: (a) Adobe had fully recovered the cost basis of the specific investment; and (b) the executive officer had met the vesting requirement. All existing partnership interests fully vested or ceased vesting before 2002. No AIP partnership interests were granted in fiscal 2002, 2001 or 2000. In fiscal 2002, Mr. Chizen received $32,075 in distributions from AIP, of which $10,034 resulted from liquidation of the partnership. This partnership was liquidated in November 2002, and therefore Mr. Chizen will not receive any further distributions under this program.

EXECUTIVE COMPENSATION COMMITTEE

Carol Mills Baldwin
Robert Sedgewick
Delbert W. Yocam

## EXECUTIVE COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Executive Compensation Committee are set forth in the preceding section. There are no members of the Executive Compensation Committee who were officers or employees of Adobe or any of its subsidiaries during the fiscal year, were formerly officers of Adobe, or had any relationship otherwise requiring disclosure hereunder.

# DIRECTOR COMPENSATION

Directors who are not employees of Adobe receive annual retainers of $24,000, meeting fees of $1,500 for each Board of Directors meeting and $1,000 for each Committee meeting (except Audit Committee meetings) they attend. The Audit Committee Chairman receives $4,000 (up to $24,000 per year), and other Audit Committee members receive $2,000 (up to $12,000 per year), for each Audit Committee meeting they attend. We pay no fees for Board or Committee telephonic meetings lasting less than one hour. Directors are also entitled to reimbursement of reasonable travel expenses associated with Board and Committee meetings. In addition, each non-employee director is automatically granted a stock option, under Adobe's 1996 Outside Directors' Stock Option Plan (the "Outside Directors' Plan"), to purchase 40,000 shares of our common stock at a price per share equal to the closing price of our common stock on the grant date. These options are granted on the day after our annual meeting of stockholders and they are subject to vesting provisions as described below. New non-employee directors joining the Board automatically receive an option to purchase 60,000 shares of our common stock under the Outside Directors' Plan, subject to the same vesting terms, on the day they become a director, but do not receive an annual grant in connection with their initial annual meeting as a director. The Outside Directors' Plan also provides that, pursuant to Rule 16b-3 of the Exchange Act, if certain conditions are met, the Board may exercise its discretion with respect to the number of shares to be granted under any initial option or under the annual option.

Options granted under the Outside Directors' Plan vest and become exercisable at a rate of 25% on the day immediately preceding each of the first and second annual meetings following the date of grant and the remaining 50% on the day immediately preceding the third annual meeting following the date of grant. In the event of any merger, reorganization, or sale of substantially all of Adobe's assets in which there is a change in control of Adobe, all option shares become immediately and fully vested. Appropriate adjustments are made to any outstanding options in the event of a stock dividend, stock split, or other change in the capital structure of Adobe.

Holders of options granted under the Outside Directors' Plan may only exercise the options once they vest. Options are generally no longer exercisable three months after termination of director status (except in the case of termination due to death or disability). In the event of a change of control, any unexercisable portion of an option becomes fully exercisable thirty days prior to the transaction resulting in a change of control. If the option is not assumed or substituted by the acquiring company, it will terminate to the extent it is not exercised on or before the date of such a transaction.

We have adopted stock ownership guidelines for our executive officers and members of the Board of Directors. Under these guidelines, each non-employee director should hold twenty-five percent (25%) of the net shares acquired from the Company for two years unless, following the sale of such shares, the total number of shares held by him or her exceeds 4,000 shares. For purposes of this discussion, an "acquired share" includes shares of vested restricted stock and shares issued from the exercise of vested options. "Net shares acquired" means shares remaining after deducting shares sold to cover the exercise price and withheld taxes. Shares that count toward the minimum share ownership include shares owned outright or beneficially owned and shares issued from the exercise of vested options.

# CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have entered into indemnity agreements with certain officers and directors which provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for in the agreements, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party to by reason of his or her position as a director, officer or other agent of Adobe, and otherwise to the full extent permitted under Delaware law and our Amended and Restated Bylaws.

# PERFORMANCE GRAPH

**Five-Year Stockholder Return Comparison**

In accordance with SEC rules, the following table shows a line-graph presentation comparing cumulative, five-year stockholder returns on an indexed basis with a broad equity market index and either a published industry index or an index of peer companies selected by Adobe. We have selected the Standard & Poor's 500 Index ("S&P 500 Index") for the broad equity index for the five fiscal year period commencing November 28, 1997 and ending November 29, 2002. In previous years we had selected the JP Morgan H&Q Technology Index ("H&Q Index") as our industry index for comparison. The H&Q Index is no longer available, so we have selected S&P Software & Services Index as our industry index to replace the H&Q Index. Because the H&Q Index has been discontinued, we are unable to provide a chart showing what the returns would have been compared with that index. The stock price information shown on the graph below is not necessarily indicative of future price performance.

Although including a stock performance graph in this proxy statement seems to suggest that executive compensation should be based on stock performance alone, the Executive Compensation Committee considers many factors in determining compensation, including our operating results, overall profitability, revenue from certain identified products, new product development, increases in market share and growth in stockholders' equity. See "Report of the Executive Compensation Committee."



\*   Assumes $100 invested on November 28, 1997 in our common stock, the S&P 500 Index and the S&P Software & Services Index, with reinvestment of dividends.

\*\* For each reported year, our reported dates are the last trading dates of our fiscal year (which ends on the Friday closest to November 30), and the S&P 500 and S&P Software & Services indice dates are the last trading date of November.

# HOUSEHOLDING OF PROXY MATERIALS

In December 2000, the SEC enacted a new rule that allows multiple stockholders residing at the same address the convenience of receiving a single copy of proxy statements, annual reports and other stockholder information if they consent to do so. This is known as "Householding." This allows us to save money by reducing the number of documents we must print and mail, and helps protect the environment as well.

Householding is available to both registered stockholders (i.e., those stockholders with certificates registered in their name) and streetname holders (i.e., those stockholders who hold their shares through a brokerage).

## Registered Stockholders

If you are a registered stockholder and have consented to our mailing of proxy statements, annual reports and other stockholder information only to one account in your household, as identified by you, we will deliver or mail a single copy of annual reports or proxy statements for all registered stockholders residing at the same address. We will continue to separately mail a proxy card for each registered stockholder account. Your consent will be perpetual unless you revoke it, which you may do at any time by calling our transfer agent, Computershare Investor Services, LLC ("Computershare") at 877-360-5348 (toll free), or writing to Computershare Investor Services, Attn: Proxy Unit, P.O. Box 1878, Chicago, IL 60690-1878. If you revoke your consent, we will begin sending you individual copies of future mailings of these documents within 30 days after we receive your revocation notice. If you only received one copy of these proxy materials at a shared address with more than one registered holder, you may also request a separate copy of this proxy statement or the accompanying Annual Report by contacting Computershare who will promptly deliver the requested copy.

Registered stockholders who have not consented to Householding will continue to receive copies of annual reports or proxy statements for each registered stockholder residing at the same address. As a registered stockholder, you may elect to participate in Householding and receive only a single copy of annual reports or proxy statements for all registered stockholders residing at the same address by contacting Computershare as outlined above.

## Streetname Holders

Stockholders who hold their shares through a brokerage may elect to participate in Householding or revoke their consent to participate in Householding by contacting their respective brokers.

# OTHER MATTERS

We are not aware of any other matters to be submitted for consideration at this meeting. If any other matters are properly brought before the meeting, the persons named in the enclosed proxy card will vote the shares they represent using their best judgment.

# STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING

Stockholder proposals may be included in our proxy materials for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in applicable SEC rules. For a stockholder proposal to be included in our proxy materials for the 2004 annual meeting, we must receive the proposal at our principal executive offices, addressed to the Secretary, not later than November 18, 2003. In addition, stockholder business that is not intended for inclusion in our proxy materials may be brought before the annual meeting so long as we receive notice of the proposal in compliance with the requirements set forth in our Amended and Restated Bylaws, addressed to the Secretary at our principal executive offices, not later than November 18, 2003.



Kaaren O. Cottle
*Senior Vice President, General Counsel*
*& Secretary*


San Jose, California

March 17, 2002

ADOBE SYSTEMS INCORPORATED

**Charter of the Audit Committee of the
Board of Directors**

## I.       STATEMENT OF POLICY

This Charter specifies the scope of the responsibilities of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Adobe Systems Incorporated (the "Company") and the manner in which those responsibilities shall be performed, including its structure, processes and membership requirements.

The primary purpose of the Committee is to assist the Board in fulfilling its responsibilities to oversee management's financial, accounting and reporting processes, the Company's system of internal accounting and financial controls and the Company's compliance with related legal and regulatory requirements. The Committee shall also review the qualifications, independence and performance of the public accounting firm employed by the Company for the purpose of preparing or issuing an audit report or related work or performing other review or attest services to the Company as required under the federal securities laws (the "Independent Auditor") and shall approve the appointment and terms of engagement of, and retain and oversee the Company's Independent Auditor. The Committee shall prepare any reports required by the Committee under rules of the Securities and Exchange Commission (the "SEC"). The Committee shall regularly report its activities to the Board.

The Company shall provide appropriate funding as determined by the Committee to permit the Committee to perform its duties under this Charter and to compensate its advisors. The Committee, at its discretion, has the authority to initiate special investigations, and if appropriate, hire special legal, accounting or other outside advisors or experts to assist the Committee, to fulfill its duties under this Charter. The Committee may also perform such other activities consistent with this Charter, the Company's Bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

The Committee's role is one of oversight. The Company's management is responsible for preparing the Company's financial statements and providing all required certifications relating to those financial statements; the Independent Auditor is responsible for auditing those financial statements. In carrying out its oversight responsibilities, the Committee is relying on information provided by the Company's management and the Company's Independent Auditor. The Committee is not responsible for providing any expert or special assurance nor any guarantee as to the accuracy or completeness of the Company's financial statements or other public disclosure, nor is the Committee providing any professional certification as to the work of the Independent Auditor.

## II.       ORGANIZATION AND MEMBERSHIP REQUIREMENTS

The Committee's composition and qualifications shall meet the rules and requirements of NASDAQ as well as laws and regulations applicable to Audit Committees.

The Committee shall be comprised of three or more directors, none of whom shall:

- accept any compensation from the Company, other than for board or committee service

- be an affiliated person of the Company or any subsidiary of the Company.

Each member of the Committee shall meet the independence, experience and financial literacy requirements of NASDAQ and other applicable laws and regulations.

The members of the Committee shall be appointed by the Board taking into account the recommendation of the Nominating and Governance Committee and shall serve until their successors shall be duly elected and qualified or their earlier resignation or removal by the Board. Any member of the Committee may be replaced by the Board.

Unless a chairman is elected by the full Board, the members of the Committee may designate a chairman by majority vote of the full Committee membership.

## III.    MEETINGS

The Committee shall meet as often as it determines, but not less frequently than quarterly. The Committee may form and delegate authority to subcommittees when appropriate, or to one or more members of the Committee. The Committee shall meet with management, the chief internal auditor, the general counsel and the Independent Auditor in separate executive sessions as appropriate. The Committee shall meet with the Independent Auditor and management to review the Company's financial statements and financial reports contained in the Company's annual and quarterly reports to be filed with the SEC. The Committee shall maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

## IV.    COMMITTEE AUTHORITY AND RESPONSIBILITIES

The following sets forth the Committee's authority and responsibilities.

The authorities and responsibilities enumerated in this Section shall be the common recurring activities of the Committee in carrying out its purposes. The Committee may assume additional duties or responsibilities, carry out additional functions or adopt additional policies and procedures as may be appropriate to carry out is purposes or in light of changing business, legislative, regulatory, legal or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time.

### A.    Oversight of the Company's Independent Auditor

The Committee shall be directly and solely responsible for the appointment, engagement, termination and oversight of the Independent Auditor (including the resolution of any disagreements between management and the Independent Auditor regarding financial reporting). The Independent Auditor shall report directly to the Committee. The Committee shall:

1.    Evaluate annually the qualifications, performance and independence of the Independent Auditor.

2.    Obtain periodically from the Independent Auditor a formal written statement of the matters to be communicated to the Committee as required by auditing standards generally accepted in the United States of America, and, in particular, describing all relationships between the Independent Auditor and the Company, and discuss with the Independent Auditor any disclosed relationships or services that may impact auditor objectivity and independence.

3.    Ensure the rotation, as required by applicable law or regulation, of the lead audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit of the Independent Auditor.

4.    Approve in advance as required by applicable law or regulation, the engagement of the Independent Auditor for all audit and permitted non-audit services, based on independence, qualifications and performance, approve the fees of any such engagement, and consider the compatibility of permitted non-audit services with the independence of the auditor; provided, however, that the Committee may delegate to any subcommittee the authority to grant preapprovals for audit and permitted non-audit services, and provided, further, that the decisions of such subcommittee to grant any such preapproval shall be presented to the Committee at its next scheduled meeting.

5.    Meet with the Independent Auditor annually to discuss the overall scope, planning and staffing of the audit.

6.    Periodically review with the Independent Auditor any significant difficulties encountered during the course of the audit, any restrictions on the scope of work or access to required

information and any significant disagreement among management and the Independent Auditor in connection with the preparation of the financial statements.

7. Review with the Independent Auditor on a timely basis any accounting adjustments that were proposed by the auditor, any material written communications between the audit firm and the Company's management with respect to auditing or accounting issues and any "management" or "internal control" letters or schedules of unadjusted differences issued, or proposed to be issued, by the audit firm to the Company.

8. Review with the Independent Auditor the critical accounting policies and practices used by the Company, all alternative treatments of financial information within generally accepted accounting principals that the Independent Auditor has discussed with management, the ramifications of the use of such alternative treatments and the treatment preferred by the Independent Auditor.

B. **Review of Charter, Financial Reporting, Policies and Processes**

To fulfill its responsibilities and duties the Committee shall, to the extent that it deems necessary or appropriate, and in addition to the items described above:

1. Review the adequacy of this Charter on an annual basis, or as otherwise necessary, and make recommendations to the Board concerning any amendments to this Charter.

2. Review and discuss with management and the Independent Auditor the Company's annual audited and quarterly financial statements, including the effect of regulatory and accounting initiatives, and any certification, report, opinion or review rendered by the Independent Auditor, and recommend to the Board whether the audited financial statements should be included in the Company's annual report on Form 10-K.

3. Review and discuss with management and the Independent Auditor the Company's disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in the Company's Form 10-K and Form 10-Q.

4. Review with management and the Independent Auditor any significant judgments made by management in the preparation of the financial statements and the view of each as to appropriateness of such judgments.

5. The Committee shall review and discuss with management, the chief internal auditor and the Independent Auditor, prior to public dissemination, the annual internal control report of management required by applicable law or regulation.

6. Review quarterly with management its evaluation of the Company's procedures and controls designed to ensure that information required to be disclosed in its periodic public reports is recorded, processed, summarized and reported in such reports within the time periods specified by the SEC for the filing of such reports ("Disclosure Controls"), and consider whether any changes are appropriate in light of management's evaluation of the effectiveness of such Disclosure Controls.

C. **Risk Management, Legal Compliance and Ethics**

1. Review the overall scope and design of the internal audit procedures with the chief internal auditor.

2. Review with the principal executive and financial officers of the Company any report on significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data, any material weaknesses in internal controls, and any fraud, whether or not material, that

involves management or other employees who have a significant role in the Company's internal controls.

3.    Review the results of management's efforts to monitor compliance with the Company's programs and policies designed to ensure adherence to applicable laws and regulations.

4.    Ensure the establishment of and periodically review procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.  Adopt, as necessary, appropriate remedial measures or actions with respect to such complaints or concerns.

5.    Review and recommend to the Board a code of ethics for senior officers and ensure prompt disclosure to the public, as required by applicable law or regulation, of such code of ethics and of any change in, or waiver of, such code of ethics.

6.    Prepare the Committee's report required by the rules of the SEC to be included in the Company's annual proxy statement.

7.    The Committee shall review periodically with the Company's General Counsel legal and regulatory matters that could have a material impact on the Company's financial statements or compliance policies.

**PROXY – ADOBE SYSTEMS INCORPORATED**
**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY**
**Proxy for Annual Meeting of Stockholders**

The undersigned hereby appoints John E. Warnock and Bruce R. Chizen, and each of them, with full power of substitution, to represent the undersigned and to vote all of the shares of stock in Adobe Systems Incorporated (the "Company") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company, to be held at the Company's headquarters, 321 Park Avenue, East Tower, San Jose, California 95110-2704 on Wednesday, April 9, 2003 at 3:30 p.m., local time, and at any adjournment or postponement thereof: (1) as hereinafter specified upon the proposals listed below and as more particularly described in the Company's Proxy Statement, receipt of which is hereby acknowledged, and (2) in their discretion upon such other matters as may properly come before the meeting.

The shares represented hereby shall be voted as specified. If no specification is made, such shares shall be voted FOR proposals 1 through 3 and proposal 5, and AGAINST proposal 4. Whether or not you are able to attend the meeting, you are urged to sign and mail the Proxy in the return envelope so that your stock may be represented at the meeting.

IF YOU ELECT TO VOTE BY MAIL, PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

(Continued and to be signed on reverse side)

**ELECTRONIC ACCESS TO FUTURE DOCUMENTS NOW AVAILABLE**
Adobe Systems Incorporated (the "Company") provides its annual report and proxy solicitation materials, including notices to shareholders of annual meetings and proxy statements, over the Internet. If you give your consent to access these documents over the Internet, the Company will advise you when these documents become available on the Internet. Providing these documents over the Internet will reduce the Company's printing and postage costs. To participate in this program, you will need your Computershare account number. Please refer to the front of your proxy card.

Your account number begins with the letter C followed by 10 digits. You can participate by accessing www.computershare.com/consent/adobe and follow the instructions provided. By accessing Adobe Systems Incorporated's annual meeting materials online, you may incur costs from service providers such as your Internet access provider and your telephone company. Once you give your consent, it will remain in effect until you notify the Company that you wish to resume mail delivery of the annual reports proxy cards and proxy statements which you may do at any time by calling us at 800-455-1130 (toll free) within the U.S., Puerto Rico and Canada or 312-360-5148 outside the U.S., Puerto Rico, and Canada, or by writing to us at Computershare Investor Services, P.O. Box A3504, Chicago, IL 60690-3504.

**INSTRUCTIONS FOR VOTING BY THE INTERNET, TELEPHONE OR MAIL**
Adobe Systems incorporated encourages you to take advantage of new and convenient ways to vote your shares for proposals to be covered at the Annual Meeting of Stockholders. Please take this opportunity to use one of the three voting methods detailed below to vote your shares. Voting is easier than ever.

Proxies submitted by telephone or the Internet must be received by 12:00 midnight, Pacific Standard Time, on April 8, 2003.

**To vote using the Telephone (within U.S. and Canada):**
- Call toll free 1-866-416-8417 in the United States or Canada any time on a touch tone telephone. There is NO CHARGE to you for the call.
- Enter the Holder Account Number (excluding the letter "C") and Proxy Access Number located below.
- Follow the simple recorded instructions.
    Option 1:   To vote as the Board of Directors recommends on ALL proposals: Press 1.
                When asked, please confirm your vote by pressing 1.
    Option 2:   If you choose to vote on EACH proposal separately, press 0 and follow the simple recorded instructions.

**To vote using the Internet:**
- Go to the following web site: WWW.COMPUTERSHARE.COM/US/PROXY
- Enter the information requested on your computer screen and follow the simple instructions.

**To Vote by Mail:**
- Mark, sign and date the proxy card.
- Return the proxy card in the postage-paid envelope provided.

**If you vote by telephone or the Internet, please DO NOT mail back this proxy card.**
**THANK YOU FOR VOTING**

**ADOBE SYSTEMS INCORPORATED**
**Annual Meeting Proxy Card**

**Please refer to the reverse side for internet and telephone voting instructions.**

☐  Mark this box with an X if you have made changes to your name or address details above.

**A.    ELECTION OF DIRECTORS**
1.      Election of the four (4) Class II directors proposed in the accompanying Proxy Statement to serve for a two-year term. The Board recommends a vote for the listed nominees.

|  | FOR | AGAINST |  |
|---|---|---|---|
| 01 - Carol Mills Baldwin | ☐ | ☐ | |
| 02 - Colleen M. Pouliot | ☐ | ☐ | |
| 03 - Robert Sedgewick | ☐ | ☐ | |
| 04 - John E. Warnock | ☐ | ☐ | |

| **B.    ISSUES** | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| 2.    Approval of exchange of certain stock options issued under the Company's 1994 Stock Option Plan and 1999 Equity Incentive Plan. (The Board recommends a vote for this proposal). | ☐ | ☐ | ☐ |
| 3.    Adoption of the 2003 Equity Incentive Plan. (The Board recommends a vote for this proposal). | ☐ | ☐ | ☐ |
| 4.    Stockholder proposal. (The Board recommends a vote against this proposal). | ☐ | ☐ | ☐ |
| 5.    Ratification of the appointment of KPMG LLP as the Company's independent auditors for the fiscal year ending November 28, 2003. (The Board recommends a vote for this proposal). | ☐ | ☐ | ☐ |
| 6.    Transacting such other business as may properly come before the meeting or any adjournment or postponement thereof. | | | |

YES
☐

By checking the box to the right, I consent to access all future notices of annual meetings, proxy statements, proxy cards and annual reports issued by the Company over the Internet.
**SEE REVERSE FOR DETAILS.**

**Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.**
Sign exactly as your name(s) appears on your stock certificate.  If shares of stock stand of record in the names of two or more persons, or in the name of husband and wife, whether as joint tenants or otherwise, both or all of such persons should sign the Proxy. If shares of stock are held of record by a corporation, the Proxy should be executed by the President or Vice President and the Secretary or Assistant Secretary, and the corporate seal should be affixed thereto.  Executors or administrators or other fiduciaries who execute the Proxy for a deceased stockholder should give their full title.  Please date the proxy.

_____    _____    _____
Signature 1 - Please keep signature within the box        Signature 1 - Please keep signature within the box        Date (mm/dd/yyyy)